Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-239356

PROSPECTUS SUPPLEMENT NO. 2

(TO PROSPECTUS DATED July 10, 2020)

STEALTH BIOTHERAPEUTICS CORP

Up to 9,826,321 American Depositary Shares

This prospectus supplement No. 2 supplements and amends the prospectus dated July 10, 2020, as supplemented by prospectus supplement No. 1, dated August 6, 2020, related to the resale, from time to time, of up to 9,826,321 American Depositary Shares (“ADSs”), par value $0.0003 per share, of Stealth BioTherapeutics Corp (the “Company,” “we,” “us” or “our”), issued and issuable to Lincoln Park Capital Fund, LLC (“Lincoln Park”), the selling stockholder named in the prospectus, pursuant to a purchase agreement dated as of June 2, 2020 that we entered into with Lincoln Park. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of the ADSs by the selling stockholder.

This prospectus supplement should be read in conjunction with the prospectus dated July 10, 2020, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

Our ADSs are listed on The Nasdaq Global Market under the symbol “MITO.” On November 9, 2020, the last reported sale price of our ADSs reported on The Nasdaq Global Market was $1.27.

This prospectus supplement incorporates into our prospectus the information contained in our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 4, 2020, and our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 5, 2020, each of which is attached hereto.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 4 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 9, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F   ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-237541 and 333-230452), Form F-1 (Registration Number 333-239356) and Form F-3 (Registration Number 333-237542) of Stealth BioTherapeutics Corp (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On October 30, 2020, Stealth BioTherapeutics Corp (the “Company”) entered into a development funding agreement (the “Agreement”) with Morningside Venture (I) Investments Limited (“Morningside”), under which Morningside agreed to provide funding to the Company to support the Company’s efforts to secure regulatory approval for elamipretide and to develop elamipretide for the treatment of Barth syndrome (“BTHS”), geographic atrophy associated with dry age-related macular degeneration (“dAMD”), Friedreich’s ataxia (“FRDA”), Duchenne’s cardiomyopathy (“DMDC”), primary mitochondrial myopathy associated with nuclear gene mutations (“replisome-related disorders”) and Leber’s Hereditary Optic Neuropathy (“LHON”, and together with BTHS, dAMD, FRDA, DMDC and replisome-related disorders, the “Designated Indications”).

Under the Agreement, Morningside has agreed to pay to the Company (i) $20 million upon execution of the Agreement, (ii) $10 million within 15 days of the first to occur of (a) the Company completing enrollment of its RECLAIM-2 Phase 2 clinical trial of elamipretide for the treatment of dAMD and (b) the submission by the Company of a new drug application to the U.S. Food and Drug Administration (the “FDA”) for elamipretide for the treatment of BTHS (the “Tranche 2 Milestone Event”) and (iii) $5 million within 15 days of the later to occur of (a) and (b) (the “Tranche 3 Milestone Event”).

Prior to the occurrence of the Tranche 3 Milestone Event, the Company may agree to add additional investors to the Agreement (each, an “Additional Investor”, and any such Additional Investors together with Morningside, the “Investors”), subject to the prior written consent of Morningside. The commitment from each such Additional Investor will be on the same terms and subject to the same conditions as the initial commitments, and, together with the commitment from Morningside, the aggregate commitments of the Investors will not exceed $70 million without the consent of Morningside. Prior to any Investor having an obligation to provide the funding due upon the occurrence of the Tranche 2 Milestone Event and the Tranche 3 Milestone Event, the Company must satisfy certain customary conditions.

In addition, upon the mutual agreement of the Company and the Investors, at any time after the Company receives positive data from a clinical trial in a Designated Indication, the Company may request that the Investors make additional commitments of up to an additional $35 million in the aggregate (the “Additional Funding”). Each Investor may agree to fund such commitment or not in its sole discretion.

During the term of the Agreement, the Company has agreed to use commercially reasonable efforts to (i) seek and maintain regulatory approval of elamipretide for the treatment of BTHS in the United States and (ii) initiate clinical trials in two of the Designated Indications other than BTHS, which are referred to together as the “Development Efforts.”

The Company is required to make success payments to the Investors (“Success Payments”) upon receipt of an approval of elamipretide (a “Regulatory Approval”) of a NDA by the FDA or a marketing authorization application by the European Medicines Agency (the “EMA”) for the treatment of (i) dAMD (a “Common Approval”) and (ii) BTHS, FRDA, DMDC, replisome-related disorders or LHON (each, an “Orphan Approval”) as follows, subject to certain adjustments:

•

If the first Regulatory Approval is an Orphan Approval, the Company will pay Success Payments of $2 million and then an additional $158 million in the aggregate in seven additional annual payments; and

•

If the first Regulatory Approval is a Common Approval, or upon a second regulatory approval (whether a Common Approval or an Orphan Approval), the Company will make total Success Payments reflecting a 27% internal rate of return over a seven-year term following such approval.

All Success Payments will be proportionately adjusted in the event that the actual funding received by the Company from Investors is lower or greater than $70 million (including as a result of the payment of the Additional Funding).

If the Company’s board of directors determines to seek a Regulatory Approval from both the FDA and EMA, then 66% of each applicable Success Payment will be due upon Regulatory Approval by the FDA and each applicable anniversary thereof and 34% of each applicable Success Payment will be due upon Regulatory Approval by the EMA and each applicable anniversary thereof.

At any time within 60 days of a receipt of (a) a Common Approval, if such approval is the first Regulatory Approval or (b) the second Regulatory Approval, if the first Regulatory Approval is an Orphan Approval, the Company has the right, at its option, to make one-time cash payments to the Investors to buy out all or a portion of the future unpaid Success Payments for a price that reflects a discount rate of 5%.

In addition, the Company has agreed that its obligations to the Investors under the Agreement will be subordinated to its existing indebtedness owed to Hercules Capital, Inc. (“Hercules”) under the Company’s Loan and Security Agreement, as amended. The Company, Hercules and the Investors have entered in a customary subordination agreement.

Upon execution of the Agreement, the Company issued a warrant to Morningside exercise for 46,153,846 ordinary shares of the Company at an exercise price of $0.13 with such number of ordinary shares being equal to the quotient of 30% of the amount of Morningside’s commitment divided by the exercise price. The warrant has a three-year term and vests commensurate with the payment of each tranche by Morningside. The Company agreed to issue to substantially identical warrants to any Additional Investors.

The Agreement terminates upon the payment of all Success Payments or the final Buyout Payment owed to the Investors, unless earlier terminated. The Agreement may be terminated by the Company or a majority of the Investors following failure to receive Regulatory Approval which would be deemed to occur upon (a) the failure to receive Regulatory Approval in at least one of the Designated Indications within five years after the occurrence of the Tranche 3 Milestone Event, despite exercises of commercially reasonable efforts or (b) the reasonable determination of a majority of the Investors that the research results do not support Regulatory Approval due to failure of the clinical trials to achieve their primary endpoint. A majority of the Investors may terminate the Agreement in the event of a (i) breach by the Company its obligations with respect to the Development Efforts or its payment obligations to the Investors, (ii) material breach by the Company of certain representations, warranties or covenants in the Agreement, (iii) a change of control of the Company or (iv) a majority of the Investors reasonably determine that the Company will likely be prevented from further developing elamipretide for the Designated Indications and its future value may be adversely affected in a material way due to third-party patents. The Company may terminate the Agreement (i) for convenience for any reason or no reason at any time prior to the receipt of the first Regulatory Approval or (ii) in the event of a product safety concern.

In certain instances, upon the termination of the Agreement, the Company will be obligated to pay the Investors a multiple of the amounts paid to the Company under the Agreement, including specifically

(i)

300% of such amounts, less any Success Payments actually made, in the event that (i) the Investors terminate the agreement due to specified fundamental breaches of the Agreement by the Company or (iii) the Company terminates for convenience;

(ii)	150% in the event the agreement is upon a change of control of the Company;

(iii)	100% in the event of a termination due to a breach of a representation, warranty or covenant, plus simple interest; and

(iv)	100% in the event of a termination due to third party patents.

In addition, if following a termination for any reason other than due to a breach of representation, warrant or covenant, due to third party patents or change in control, the Company continues to develop elamipretide and obtains a Regulatory Approval, it will make the Success Payments to the Investors as if the Agreement had not been terminated less any payments made upon termination.

The foregoing description of the Agreement and the warrant are qualified in their entirety by reference to the full text of the Agreement and the warrant, a copy of each of which is attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and each of which is incorporated herein by reference.

Forward-Looking Statements

Statements in this Form 6-K about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the Company’s development funding agreement and the timing of payments thereunder. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements as a result of known and unknown risks, uncertainties and other important factors, including: the Company’s ability to obtain additional funding and to continue as a going concern; the impact of the COVID-19 pandemic; the ability to successfully demonstrate the efficacy and safety of the Company’s product candidates and future product candidates; the preclinical and clinical results for the Company’s product candidates, which may not support further development and marketing approval; the potential advantages of the Company’s product candidates; the content and timing of decisions made by the U.S. FDA, the EMA or other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies, which may affect the initiation, timing and progress of preclinical studies and clinical trials of the Company’s product candidates; Company’s ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the Company’s ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates it is developing; and general economic and market conditions. These and other risks are described in greater detail under the caption “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”), as well as in any future filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

2

EXHIBIT INDEX

Exhibit Number	Description
10.1	Development Funding Agreement, dated as of October 30, 2020, by and between the Company and Morningside Venture (I) Investments Limited
10.2	Ordinary Share Purchase Warrant

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date: November 4, 2020

4

Exhibit 10.1

Execution Version

DEVELOPMENT FUNDING AGREEMENT

This Development Funding Agreement (“Agreement”), made effective as of October 30, 2020 (the “Agreement Effective Date”), is by and between Stealth Bio Therapeutics Corp, a Cayman Islands exempted company with registered number 165223, (“Stealth”), Morningside Venture (I) Investments Limited (“Morningside”) and the investors listed on Schedule 1 attached to this Agreement (together with Morningside, the “Investors”). The parties hereto may each be referred to herein individually as a “Party” and collectively, the “Parties”.

WHEREAS, Stealth has rights to the Product (defined below) and has requested that the Investors provide financing for Stealth’s continued development of the Product for the Designated Indications (defined below); and

WHEREAS, the Investors desire to provide financing for the development of the Product on the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Defined Terms. Initially capitalized terms will have the meaning ascribed to such terms in this Agreement, including the following terms which will have the following respective meanings:

1.1.1 “AAA” has the meaning ascribed to such term in Section 2.11.

1.1.2 “Additional Funding” has the meaning ascribed to such term in Section 3.3.

1.1.3 “Additional Investor” has the meaning ascribed to such term in Section 3.2.2.

1.1.4 “ADSs” has the meaning ascribed to such term in Section 1.1.34.

1.1.5 “Adverse Patent Impact” has the meaning ascribed to such term in Section 10.2.7.

1.1.6 “Affiliate” means, with respect to a Person, a business entity under common control with, or controlling or controlled by, such Person, with “control” meaning direct or indirect ownership of fifty percent (50%) or more of the voting interest in the applicable Person, and in the case of a partnership, control of the general partner. Notwithstanding anything to the contrary contained herein, Stealth and Morningside shall not be Affiliates of each other.

1.1.7 “Agreement” has the meaning ascribed to such term in the Preamble.

1.1.8 “Agreement Effective Date” has the meaning ascribed to such term in the Preamble.

1.1.9 “Anti-Corruption Laws” means the US Foreign Corrupt Practices Act, as amended, the UK Bribery Act 2010, as amended, and any other applicable anti-corruption laws and laws for the prevention of fraud, racketeering, money laundering or terrorism.

1.1.10 “Applicable Law” means the applicable laws, rules and regulations, including any rules, regulations, guidelines, or other requirements of any Governmental Authorities (including any Regulatory Authorities), to the extent legally binding, that may be in effect from time to time in any country or regulatory jurisdiction of the Territory. For clarity, Applicable Laws will include the FFDCA, the Anti-Corruption Laws, and all laws, regulations and legally binding guidelines applicable to the Trials, including good clinical practices, good laboratory practices, good manufacturing practices and the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use guidelines.

1.1.11 “BTHS” has the meaning ascribed to such term in Section 1.1.27.

1.1.12 “Business Day” means a day that is not a Saturday, Sunday or a US federal holiday.

1.1.13 “Buyout Amount” means an amount (a) for purposes of the buyout election contained in Section 2.11, such that payment of the Buyout Amount on the date of the Buyout Payment would create an XIRR (calculated in accordance with Section 4.2.3 hereof) on the total Fundings of 27% for each Investor over the term of the Success Payment Schedule (it being understood and agreed that such calculation may need to be made on an Investor-by-Investor basis to account for variations in the amount and timing of the Fundings received hereunder such that the Success Payments to each Investor may vary on the basis of both the amount and timing of such Investor’s Funding(s)), and (b) for purposes of the buyout election contained in Section 4.8, equal to all future, unpaid Success Payments (other than any then past-due Success Payments, which shall remain immediately due and payable) payable pursuant to Section 4.1.

1.1.14 “Buyout Payment” means a one-time cash payment made by Stealth in lieu of all future, unpaid Success Payments (other than any then past-due Success Payments, which shall remain immediately due and payable) payable pursuant to Section 4.1, in an amount equal to the applicable Buyout Amount, in each case pursuant to the buyout election contained in either Section 2.11 or Section 4.8.

1.1.15 “Change of Control” means, with respect to Stealth, (a) a merger, reorganization or consolidation with a Third Party which results in the voting securities of Stealth outstanding immediately prior thereto ceasing to represent, or being converted into or exchanged for voting securities that do not represent, at least fifty percent (50%) of the combined voting power of the voting securities of the surviving entity or the parent corporation of the surviving entity immediately after such merger, reorganization or consolidation, (b) a transaction in which a Third Party becomes the beneficial owner of fifty percent (50%) or more of the combined voting power of the outstanding securities of Stealth, other than through the issuance of voting securities or shares for financing purposes to one or more venture capital funds, pension funds, investment funds, commercial or investment banks, insurance companies, or similar financial institutions, in each case that is not then a controlled Affiliate of a company engaged in the development and/or commercialization of pharmaceutical or biotechnology products; or (c) the sale or other transfer of all or substantially all of Stealth’s business or assets relating to the Product for use in the treatment of the Designated Indications.

1.1.16 “Claim” has the meaning ascribed to such term in Section 8.1.

1.1.17 “CMO” means contract manufacturing organization.

1.1.18 “Commercialization” or “Commercialize” means the commercial manufacture, marketing, promotion, sale and/or distribution of the Product. For clarity, Commercialization excludes all activities associated with development and seeking Regulatory Approval for the Product.

1.1.19 “Commercially Reasonable Efforts” means with respect to the performance of activities under this Agreement by Stealth: reasonable, diligent, good-faith efforts to accomplish such objective as Stealth would normally use (which efforts will be no less than industry standards for companies of comparable size as that of Stealth) to accomplish a similar objective under similar circumstances for compounds or products owned by Stealth, or to which it has rights, at similar stages in development or product life, and having similar commercial potential.

1.1.20 “Common Approval” means Regulatory Approval in dAMD.

1.1.21 “Confidential Information” means all information and materials provided and/or disclosed (including in written form, electronic form or otherwise) by, or on behalf of, a Disclosing Party or its Affiliates, agents or representatives to the Receiving Party, its Affiliates, agents or representatives in connection with this Agreement, including, technical, scientific, regulatory and other information, results, knowledge, techniques, data, analyses, inventions, invention disclosures, plans, processes, methods, know-how, ideas, concepts, test data (including pharmacological, toxicological and clinical test data), analytical and quality control data, formulae, specifications, marketing, pricing, distribution, cost, sales, and manufacturing data and descriptions, as well as the terms and conditions of this Agreement which terms and conditions shall be deemed to be both Investor Confidential Information and Stealth Confidential Information. For clarity, Confidential Information includes Investor Confidential Information and Stealth Confidential Information.

1.1.22 “Control” or “Controlled” means (a) for Intellectual Property, a Party’s ability to grant applicable licenses, sublicenses and/or other rights thereunder and (b) for materials and documents, a Party’s ability to provide, or provide access to, such materials and/or documents, each without violating any contractual obligations to a Third Party. For clarity, if a Party only can grant a license or sublicense and/or provide rights and/or access of limited scope, for a specific purpose or under certain conditions due to an encumbrance, “Control” or “Controlled” will be construed to so limit such license, sublicense, provision of rights and/or access.

1.1.23 “CRO” means contract research organization.

1.1.24 “CTA” means a clinical trial application submitted to a Regulatory Authority, including an investigational new drug applications submitted to FDA, the submission of which is necessary to initiate or conduct clinical testing of a pharmaceutical product in humans in an applicable jurisdiction.

1.1.25 “dAMD” has the meaning ascribed to such term in Section 1.1.27.

1.1.26 “Designated European Countries” means Germany, France, Italy, and Spain.

1.1.27 “Designated Indications” means Barth syndrome (“BTHS”), geographic atrophy associated with dry age-related macular degeneration (“dAMD”), Friedreich’s ataxia (“FRDA”), Duchenne’s cardiomyopathy (“DMDC”), primary mitochondrial myopathy associated with nuclear gene mutations (“PMM”), and Leber’s Hereditary Optic Neuropathy (“LHON”).

1.1.28 “Development Program” means the clinical and regulatory development program to be designed and undertaken by Stealth to develop the Product for the Designated Indications.

1.1.29 “Development Term” means the period commencing on the Agreement Effective Date and ending on the earlier of (a) the first Regulatory Approval of the Product in the Territory or (b) the effective date of termination of this Agreement pursuant to Article 10.

1.1.30 “Disclosing Party” has the meaning ascribed to such term in Section 6.1.

1.1.31 “DMDC” has the meaning ascribed to such term in Section 1.1.27.

1.1.32 “EMA” means the European Medicines Agency or any successor agency thereto; provided that, if Stealth in its sole discretion elects to seek Regulatory Approval from a local Regulatory Authority in any Designated European Country, references in this Agreement to “EMA” shall be deemed to include references to such local Regulatory Authority, it being acknowledged that Stealth does not have any obligation under this Agreement, to seek Regulatory Approval in any Designated European Country from any Regulatory Authority other than the European Medicines Agency.

1.1.33 “Excluded Licensing Transaction” means a license or sublicense granted to an academic collaborator, service provider, contract research organization, contract manufacturer or similar Third Party that does not grant to such Third Party any right to Commercialize a Product (other than, in the case of a CMO, the right to commercially manufacture a Product (or any component thereof) on behalf of Stealth or its Affiliates, without any other right to Commercialize a Product).

1.1.34 “Exercise Price” with respect to each Investor, means 115% of the implied price of Stealth’s Ordinary Shares on the date of issuance of the Warrant based upon the price of Stealth’s American Depository Shares (“ADSs”) as listed on the Nasdaq Global Market, calculated per the following formula: exercise price equals (x) 115% of the closing price of the ADSs on the Nasdaq Global Market on the date of grant divided by the ADS ratio as set pursuant to the Registration Statement on Form F-6 as filed by Stealth with the Securities Exchange Commission, rounded up to the nearest penny (which ratio, as of the date of this Agreement is 12).

1.1.35 “FDA” means the US Food and Drug Administration and any successor agency thereto.

1.1.36 “First Readjustment Date” has the meaning ascribed to such term in Section 4.2.2.

1.1.37 “FFDCA” means the US Food, Drug, and Cosmetic Act, as amended from time to time, together with any rules, regulations, requirements and guidances promulgated or issued thereunder (including all additions, supplements, extensions and modifications thereto).

1.1.38 “FRDA” has the meaning ascribed to such term in Section 1.1.27.

1.1.39 “Funding” or “Fundings” has the meaning ascribed to such terms in Section 3.2.1.

1.1.40 “Governmental Authority” means any supranational, federal, national, state or local court, agency, authority, department, regulatory body or other governmental instrumentality.

1.1.41 “Hercules Loan Agreement” means that certain Loan and Security Agreement dated as of June 30, 2017, as amended by that certain First Amendment to Loan and Security Agreement dated as of March 12, 2018, that certain Second Amendment to Loan and Security Agreement dated as of July 26, 2018, that certain Third Amendment to Loan and Security Agreement dated as of October 10, 2018, that certain Fourth Amendment to Loan and security Agreement dated as of March 29, 2019, in each case, by and among Borrower, Hercules Capital, Inc., as administrative agent and collateral agent (the “Senior Agent”), and the Lenders from time to time party thereto, as the same may be further amended from time to time in accordance with the Subordination Agreement.

1.1.42 “Indemnification Claim Notice” has the meaning ascribed to such term in Section 8.2.

1.1.43 “Indemnified Party” has the meaning ascribed to such term in Section 8.2.

1.1.44 “Initial Investor” has the meaning ascribed to such term in Section 3.2.1.

1.1.45 “Intellectual Property” means all intellectual property and industrial property rights of any kind or nature throughout the world, including all US and foreign, (a) Patents; (b) trademarks; (c) copyrights; (d) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing; (e) trade secrets and all other confidential information, know-how, inventions, proprietary processes, formulae, models, and methodologies; (f) rights of publicity, privacy, and rights to personal information; (g) all rights in the foregoing and in other similar intangible assets; and (h) all applications and registrations for the foregoing.

1.1.46 “Investors” has the meaning ascribed to such term in the Preamble.

1.1.47 “Investor Commitment Amount” means, with respect to each Investor, the aggregate amount of funding set forth opposite such Investor’s name on Schedule 1, as the same may be updated from time to time pursuant to the terms of this Agreement.

1.1.48 “Investor Confidential Information” means all Confidential Information provided and/or disclosed by, or on behalf of, any Investor or its Affiliates, agents or representatives to Stealth or its Affiliates, agents or representatives hereunder.

1.1.49 “Investor Effective Date” means, with respect to each Investor, the date upon which such Investor becomes a party to this Agreement and the Subordination Agreement pursuant to Section 3.2.2.

1.1.50 “Investor Indemnified Parties” has the meaning ascribed to such term in Section 8.1.

1.1.51 “LHON” has the meaning ascribed to such term in Section 1.1.27.

1.1.52 “Licensing Transaction” means: (a) a license or sublicense from Stealth to a Third Party under any of the Stealth Intellectual Property with respect to the Product for the Designated Indications in the United States; or (b) a sale or transfer to a Third Party of any of the Stealth Intellectual Property, in each case, other than in conjunction with a permitted assignment of this Agreement pursuant to Section 11.5 in connection with the sale or other transfer of all or substantially all of its business or assets to which this Agreement relates. For the avoidance of doubt, a royalty finance or similar agreement with respect to the Product for the Designated Indications in the United States that does not involve the license or transfer of the Stealth Intellectual Property is not a Licensing Transaction.

1.1.53 “Licensing Transaction Notice” means written notice from Stealth to the Investors following receipt by Stealth of a non-binding term sheet or comparable document with respect to a proposed Licensing Transaction, which notice shall include (a) a summary of the material terms of the proposed Licensing Transaction and (b) updated financial projections reflecting the impact of the proposed Licensing Transaction.

1.1.54 “Losses” means losses, damages, judgments, penalties, fines, costs, expenses (including reasonable attorneys’ or accountants’ fees, witness fees and expert fees and other expenses of litigation) and, subject to Section 8.2, amounts paid in settlement.

1.1.55 “Majority Investors” means the Investors whose aggregate Investor Commitment Amounts represent a majority of all Investor Commitment Amounts, which majority must include Morningside.

1.1.56 “Material Adverse Event” means an event occurring after the Agreement Effective Date that has a material adverse effect on (i) the business, operations, or financial condition of Stealth, or (ii) the development of the Product for the Designated Indications; provided, however, that none of the following shall constitute, or shall be considered in determining whether there has occurred, a Material Adverse Event: (a) changes in laws or regulations or in the interpretations or methods of enforcement thereof; (b) changes in the pharmaceutical or biotechnology industries in general; (c) any earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions, epidemic or pandemic (including any government action with respect thereto), sabotage, terrorism, military action or war (whether or not declared) or other force majeure events in the US or any other country or region in the world; or (d) any changes with respect to any product or product candidate of any Third Party or with respect to any product candidate of Stealth for any indication other than the Product for the Designated Indications, which, in each case ((a) – (d)), does not have a materially disproportionate impact on Stealth compared to similarly situated competitors operating in the pharmaceutical or biotechnology industries. For the avoidance of doubt, issuance by FDA of a complete response, refusal to file or refusal to receive letter requiring additional Development with respect to the Product is necessary to support Regulatory Approval of the Product in a Designated Indication will not, in and of itself, be deemed to constitute a Material Adverse Effect.

1.1.57 “Material Anti-Corruption Law Violation” means a violation by a Party or its Affiliate of an Anti-Corruption Law relating to the subject matter of this Agreement that would, if it were publicly known, have a material adverse effect on any other Party or its Affiliate because of its relationship with such Party.

1.1.58 “Material Impact” has the meaning ascribed to such term in Section 2.11.

1.1.59 “Maximum Commitment Amount” means seventy million dollars ($70,000,000), plus any Additional Fundings.

1.1.60 “Morningside” has the meaning ascribed to such term in the Preamble.

1.1.61 “NDA” means a new drug application or similar application submitted to FDA for the purpose of obtaining Regulatory Approval to market and sell a pharmaceutical product in the US.

1.1.62 “Objection Notice” has the meaning ascribed to such term in Section 2.11.

1.1.63 “Ordinary Shares” means the ordinary shares of Stealth, each with a nominal or par value of US $0.0003 per share.

1.1.64 “Orphan Approval” means Regulatory Approval in BTHS, FRDA, DMDC, PMM or LHON.

1.1.65 “Party” or “Parties” has the meaning ascribed to such term in the Preamble.

1.1.66 “Patent” means patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof.

1.1.67 “Person” means any individual, corporation, exempted company, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Authority.

1.1.68 “PMM” has the meaning ascribed to such term in Section 1.1.27.

1.1.69 “Product” means Stealth’s lead investigational product candidate known as elamipretide.

1.1.70 “Product Safety Concern” means (a) the independent data monitoring committee for a Trial recommends termination of such Trial for reasons pertaining to the health or safety of the clinical trial subjects or for futility, (b) the FDA and EMA (i) impose a clinical hold on further development of the Product in a Designated Indication or (ii) recommend termination of a Trial, in either case ((i) or (ii)) and such hold or recommendation is not lifted within ninety (90) days or (c) Stealth and the Major Investors (on behalf of all Investors) agree in writing that a material health or safety concern with respect to Trial subjects exists.

1.1.71 “Protocol” has the meaning ascribed to such term in Section 2.5.

1.1.72 “Receiving Party” has the meaning ascribed to such term in Section 6.1.

1.1.73 “Regulatory Approval” means the approval (a) of an NDA by FDA in the US or (b) of a marketing approval application by EMA, in each case ((a) and (b)) for the Product for the treatment of a Designated Indication

1.1.74 “Regulatory Authority” means, in a particular country or regulatory jurisdiction in the Territory, any applicable Governmental Authority involved in granting approval to initiate or conduct clinical testing in humans or involved in granting Regulatory Approval, including FDA and EMA.

1.1.75 “Research Results” means all data, results, information, analyses, discoveries, inventions and know-how arising, or resulting from, a Trial.

1.1.76 “Second Readjustment Date” has the meaning ascribed to such term in Section 4.2.3.

1.1.77 “Senior Agent” has the meaning ascribed to such term in the definition of “Hercules Loan Agreement”.

1.1.78 “Service Provider” means any Affiliate, CRO, clinical trial site, clinical investigator and/or Vendor to whom Stealth has delegated responsibility or engaged in connection with a Trial. For clarity, Third Parties that have been delegated responsibility by or engaged by a Service Provider will be considered Service Providers.

1.1.79 “Stealth” has the meaning ascribed to such term in the Preamble.

1.1.80 “Stealth Confidential Information” means all Confidential Information provided and/or disclosed by or on behalf of Stealth or its Affiliates, agents or representatives to any Investor or its Affiliates, agents or representatives hereunder.

1.1.81 “Stealth Development Costs” means all costs incurred by Stealth in connection with the Development Program.

1.1.82 “Stealth Intellectual Property” means all Intellectual Property owned or Controlled by Stealth and used by Stealth for the development, manufacture or Commercialization of the Product for the Designated Indications.

1.1.83 “Subordination Agreement” means a Subordination Agreement, dated as of the Agreement Effective Date, by and among Stealth, the Investors and the Senior Agent, on terms and conditions satisfactory to Stealth, the Investors and the Senior Agent, which shall subordinate the payment obligations of Stealth hereunder to all payment obligations of Stealth under the Hercules Loan Agreement.

1.1.84 “Success Payment” and “Success Payments” has the meaning ascribed to such term in Section 4.1.

1.1.85 “Success Payment Schedule” has the meaning ascribed to such term in Section 4.1.

1.1.86 “Term” has the meaning ascribed to such term in Section 10.1.

1.1.87 “Territory” means the United States and the European Union.

1.1.88 “Third Party” means any Person other than Stealth, an Investor and each such Party’s Affiliates.

1.1.89 “Third Party Infringement” means any actual or threatened infringement, misappropriation, or other violation by a Third Party of any Intellectual Property Controlled by Stealth that relates to this Agreement and/or the Product.

1.1.90 “Tranche 2 Milestone Event” means the earlier of (a) completion of enrollment of Stealth’s RECLAIM-2 Phase 2 clinical trial in dAMD or (b) submission by or on behalf of Stealth of an NDA for the Product for the treatment of BTHS.

1.1.91 “Tranche 3 Milestone Event” means the later of (a) completion of enrollment of Stealth’s RECLAIM-2 Phase 2 clinical trial in dAMD or (b) submission by or on behalf of Stealth of an NDA for the Product for the treatment of BTHS.

1.1.92 “Trial” means any clinical trial of the Product conducted by or on behalf of Stealth using the Funding under this Agreement as part of the Development Program.

1.1.93 “US” or “United States” means the United States of America, its territories and possessions, including Puerto Rico.

1.1.94 “Vendor” has the meaning ascribed to such term in Section 2.3.2.

1.1.95 “Warrant” has the meaning ascribed to such term in Section 5.1.

1.2 Construction. For purposes of this Agreement: (1) words in the singular will be held to include the plural and vice versa as the context requires; (2) the words “including” and “include” will mean “including, without limitation,” unless otherwise specified; (3) the terms “hereof,” “herein,” “herewith,” and “hereunder,” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (4) all references to “Section” and “Exhibit,” unless otherwise specified, are intended to refer to a Section or Exhibit of or to this Agreement.

1.3 Conflicts. In the event of any conflict between the terms of this Agreement and any Exhibit, the terms of this Agreement shall control.

ARTICLE 2

THE DEVELOPMENT PROGRAM

2.1 Responsibilities. As between the Parties, Stealth will be solely responsible for the conduct of the Development Program, all at Stealth’s sole expense (subject to any funding provided by the Investors pursuant to Article 3).

2.2 Development Efforts Stealth will use Commercially Reasonable Efforts to (a) seek and maintain Regulatory Approval for the Product in BTHS in the US and (b) to initiate or conduct Trials in at least two (2) of the Designated Indication other than BTHS. Notwithstanding the foregoing, Stealth’s obligations under this Section 2.2 shall terminate in the event of a material breach of this Agreement by the Majority Investors (subject to the notice and cure provisions set forth in Section 10.2.1, mutatis mutandis).

2.3 CROs and Vendors.

2.3.1 Stealth may delegate any of its responsibilities for the Development Program to its Affiliates (subject to Section 11.1) and/or one (1) or more CROs. As between the Parties, Stealth will enter into a written agreement with each such CRO on commercially reasonable and customary terms, consistent with industry standards for similar agreements and sufficient to enable Stealth to comply with its obligations hereunder with respect to the delegated responsibilities.

2.3.2 Stealth may use any of its Affiliates, CMOs or other Third Party providers to provide the services, equipment, tools, materials and supplies required for the Trial or to obtain Regulatory Approval (each, a “Vendor”). As between the Parties, Stealth will enter into a written agreement with each such Vendor on commercially reasonable and customary terms, consistent with industry standards for similar agreements and sufficient to enable Stealth to comply with its obligations hereunder with respect to the contracted activities.

2.3.3 Stealth will conduct due diligence with respect to each Service Provider used by Stealth to ensure that such Service Provider can comply with all applicable terms and obligations of this Agreement and Applicable Laws. For clarity, Stealth will remain fully responsible for all of its obligations under this Agreement, notwithstanding any delegation to an Affiliate or a CRO and/or contracting with a Vendor, as if Stealth had not so delegated and/or contracted with respect to such responsibilities. Stealth will use Commercially Reasonable Efforts to oversee the services of its Affiliates and any CRO or Vendor utilized by Stealth or its Affiliates to provide services hereunder, consistent with Stealth’s internal oversight and auditing procedures.

2.4 Compliance with Laws. Stealth will comply, and Stealth will require that all Service Providers comply, with all Applicable Laws with respect to its or their activities under this Agreement.

2.5 Protocols. Stealth will be responsible for preparing the protocol for each Trial and any amendments thereto (each, a “Protocol”). As between the Parties, Stealth will be responsible for obtaining all necessary approvals for each Protocol prior to commencing the applicable Trial.

2.6 Sites and Clinical Investigators. Stealth will be responsible for selecting the study sites to conduct the Trials. As between the Parties, Stealth will enter into an agreement with each study site on commercially reasonable and customary terms, consistent with industry standards for similar agreements.

2.7 CTAs and Manufacturing Dossiers. Stealth will be responsible for preparing and submitting any CTA and amendment thereto to Regulatory Authorities as required by Applicable Law. Stealth will prepare the chemistry, manufacturing and control information intended or required for the submission of each CTA, and any updates to such information, and submit it to the applicable Regulatory Authority as required by Applicable Laws.

2.8 Communications with Regulatory Authorities. Stealth will have sole responsibility for all communications with Regulatory Authorities with respect to the Product. The Investors will not communicate with Regulatory Authorities with respect to the Product, except as may be required by Applicable Law.

2.9 Clinical Trial Registries. Stealth will be responsible for registering, maintaining and updating any registries pertaining to the Trials to the extent required by any Applicable Laws.

2.10 Development Reports. During the Development Term, Stealth shall provide the Majority Investors at least twice per calendar year with summaries of Stealth’s Development activities with respect to the Product for the Designated Indications in the preceding two calendar quarters, including (a) summaries of all data generated by Stealth and material to obtaining Regulatory Approval in the Territory for the Designated Indications, (b) material Product safety data in all indications, including such material data relating to efficacy for the Designated Indications, clinical sites, patient enrollment and drop-out rates, and (c) material communications with Regulatory Authorities in the Territory with respect to Stealth’s Development of the

Product for the Designated Indications. In addition, Stealth will, on or prior to the date that is fifteen (15) days before each installment of the Funding is payable as set forth in Article 3, certify to the Investors in writing that, except as may otherwise be set forth in such writing, a Material Adverse Event has not occurred since the immediately prior payment date, and Stealth has not generated any data or information that could reasonably be expected to cause a Material Adverse Event. In addition, following the Development Term, Stealth shall provide the Investors with written notice upon any Regulatory Approval of the Product in the Territory if such Regulatory Approval would trigger Success Payments.

2.11 Licensing Transactions. Stealth shall send a Licensing Transaction Notice the Investors in respect of each applicable transaction and will not, without the Majority Investors’ prior written consent, enter into a Licensing Transaction unless such Licensing Transaction is an Excluded Licensing Transaction (in which case such prohibition will not apply and no such consent of Investors will be required); provided that the Majority Investors will only be entitled to withhold such consent as to a Licensing Transaction other than an Excluded Licensing Transaction in the event the Majority Investors reasonably determine that Stealth entering into such Licensing Transaction would have a substantial likelihood of materially adversely impacting Stealth’s ability to pay any of the Success Payments (“Material Impact”). If the Majority Investors so determine, the Majority Investors shall provide Stealth with written notice (an “Objection Notice”) of their determination within ten (10) Business Days of Stealth’s Licensing Transaction Notice. If the Majority Investors do not provide an Objection Notice within such ten (10) Business Day period, then the Majority Investors shall be deemed to have consented to the applicable Licensing Transaction and all obligations of Stealth under this Section 2.11 shall terminate. If Stealth disagrees with the Majority Investors’ determination that the proposed Licensing Transaction would have a Material Impact, then Stealth (a) shall have the right and option to make a Buyout Payment, which option shall be exercised by written notice delivered to the Investors setting forth the amount of the applicable Buyout Payment, the proposed date of closing (which shall occur prior to or concurrently with Stealth’s entering into such Licensing Transaction) and the calculation of the applicable Buyout Payment, which will be equal to ninety five percent (95%) of the applicable Buyout Amount, or (b) may submit the matter to binding arbitration for resolution. Any such arbitration shall be before a single neutral arbitrator under the American Arbitration Association’s (“AAA”) expedited arbitration rules, which arbitrator will be mutually agreeable to both Parties and have significant expertise on the subject matter to be decided (provided that if the Parties have not mutually agreed on such arbitrator within fifteen (15) Business Days after the applicable demand for arbitration, the AAA will designate such arbitrator), such arbitration to be concluded and the arbitrator’s award to be rendered within sixty (60) days of the applicable demand for arbitration. The sole issue to be decided in the arbitration will be whether the entry into such Licensing Transaction by Stealth would have a substantial likelihood of having a Material Impact. In the event the arbitrator agrees with the Majority Investors, Stealth will not be entitled to enter into such Licensing Transaction unless Stealth makes the Buyout Payment referenced in clause (a) of this Section 2.11. In the event the arbitrator agrees with Stealth, Stealth will be entitled to enter into the Licensing Transaction and this Agreement shall continue in full force and effect.

ARTICLE 3

STEALTH DEVELOPMENT COSTS

3.1 Development Costs. Subject to the terms and conditions of this Agreement, each Investor shall pay such Investor’s Investor Commitment Amount to Stealth in accordance with Section 3.2 and Section 3.3. Any Stealth Development Costs in excess of the Maximum Commitment Amount (after taking into account any Additional Fundings) will be borne by Stealth.

3.2 Funding Schedule.

3.2.1 Initial Funding. Each Investor that is a party to this Agreement as of the Agreement Effective Date (each, an “Initial Investor”) shall pay to Stealth in cash an amount equal to such Initial Investor’s Investor Commitment Amount reflected under the heading “Tranche 1 Payment” on Schedule 1 within fifteen (15) days after the Agreement Effective Date (the payment made by Investors pursuant to this Section 3.2.1, and any payment made pursuant to Section 3.2.2, Section 3.2.3 or Section 3.3, shall each be referred to herein as a “Funding” and collectively, the “Fundings”).

3.2.2 Additional Investors. Following the Agreement Effective Date, Stealth may agree to add additional Investors (each, an “Additional Investor”) to this Agreement, subject to the prior written consent of Morningside (such consent not to be unreasonably withheld), provided that (a) no Additional Investor shall become a party to this Agreement after the occurrence of the Tranche 3 Milestone Event (other than in accordance with Section 11.5.2) and (b) the aggregate Investor Commitment Amounts from each such Additional Investor, together with the aggregate Investor Commitment Amounts from each Initial Investor shall not exceed the Maximum Commitment Amount without the prior written consent of Morningside. Each Additional Investor shall execute a counterpart signature page to this Agreement and the Subordination Agreement, and thereafter each Additional Investor shall become a party to, and be bound by the terms and conditions of, the Subordination Agreement and this Agreement as an “Investor” for all purposes, and Schedule 1 to this Agreement shall be updated to reflect each Additional Investor and such Additional Investor’s Investor Commitment Amount, allocated among an initial payment and two subsequent milestone payments consistent with this Article 3. Each Additional Investor that becomes a party to this Agreement (x) prior to the occurrence of the Tranche 2 Milestone Event, shall make a Funding to Stealth in cash in an amount equal to such Additional Investor’s Investor Commitment Amount reflected under the heading “Tranche 1 Payment” on Schedule 1 within fifteen (15) days after such Additional Investor’s Investor Effective Date, or (y) after the occurrence of the Tranche 2 Milestone Event, shall make a Funding to Stealth in cash in an amount equal to such Additional Investor’s Investor Commitment Amount reflected under the heading “Tranche 1 Payment” and the heading “Tranche 2 Payment” within fifteen (15) days after such Additional Investor’s Investor Effective Date.

3.2.3 Milestone Payments. Subject to Section 3.2.2 above, each Investor shall make a Funding to Stealth in cash according to such Investor’s Investor Commitment Amount reflected under the headings (i) “Tranche 2 Payment” on Schedule 1 following the occurrence of the Tranche 2 Milestone Event, within fifteen (15) days after written notice from Stealth of the occurrence of such Tranche 2 Milestone Event, and (ii) “Tranche 3 Payment” on Schedule 1 following the occurrence of the Tranche 3 Milestone Event, within fifteen (15) days after written notice from Stealth of the occurrence of such Tranche 3 Milestone Event; provided, in each case, that such Funding obligation shall not apply if, and for so long as, (a) a Material Adverse Event has occurred and is continuing or (b) Stealth is in material breach of this Agreement for any reason other than a breach of this Agreement by any Investor.

3.3 Additional Funding. Stealth may request, at any time after its receipt of positive Research Results from any Trial as determined in good faith by the board of directors of Stealth, that the Investors make additional Fundings (on a pro-rata basis based on each Investor’s Investor Commitment Amount as of the date of such request) up to an additional Thirty Five Million dollars ($35,000,000), in the aggregate, for Stealth Development Costs (the “Additional Fundings”), which each Investor may agree to fund or not in its sole discretion. Schedule 1 shall be updated as of the date of any such Additional Funding to reflect each Investor’s Investor Commitment Amount after giving effect to such Additional Funding.

ARTICLE 4

PAYMENTS TO INVESTORS

4.1 Payments. Stealth shall not be obligated to make any payments hereunder other than Success Payments under this Section 4.1 (and any interest thereon under Section 4.5), any Buyout Payment elected by Stealth in lieu thereof, any termination payments under Article 10, or any indemnity payments under Article 8. Subject to the terms and conditions of this Agreement, Stealth shall make success payments (each a “Success Payment”, and collectively, the “Success Payments”) to the Investors set forth on Schedule 2 (as such schedule may be updated from time to time to account for adjustments for the timing of Success Payments as set forth in Section 4.2.1 and for the amount of Success Payments as set forth Section 4.2.2 and 4.2.3, the “Success Payment Schedule”) as follows:

4.1.1 if the first Regulatory Approval is a Common Approval, Stealth shall only be required make Success Payments to the Investors equal to the amounts set forth under the heading “First Common Approval” on the Success Payment Schedule, and not Success Payments under any other heading;

4.1.2 if the first Regulatory Approval is an Orphan Approval of the Product in the first Designated Indication, Stealth shall be required make Success Payments to the Investors equal to the amounts set forth under the heading “First Orphan Approval” on the Success Payment Schedule; provided that if no further Regulatory Approvals are achieved prior to termination of this Agreement pursuant to Section 10.2.3, Stealth will not be required to make Success Payments under any other heading; and

4.1.3 if the first Regulatory Approval is an Orphan Approval of the Product in the first Designated Indication, upon a second Regulatory Approval (whether an Orphan Approval or a Common Approval), Stealth shall be required make Success Payments to the Investors equal to the amounts set forth under the heading “Second Approval” on the Success Payment Schedule.

All Success Payments made prior to the Second Readjustment Date (as defined below) shall be made to each Investor ratably based on the amount of Funding provided by such Investor compared to the total amount of all Fundings made. All Success Payments made after the Second Readjustment Date shall be made to each Investor based on the Investor-by-Investor adjustments made to the Success Payment Schedule pursuant to Section 4.2.3.

4.2 Payment Adjustments.

4.2.1 Scope of Regulatory Approval Adjustment. If Stealth’s board of directors has determined it will seek Regulatory Approval by the FDA and EMA, then sixty six percent (66%) of each Success Payment in the Success Payment Schedule owing pursuant to Section 4.1 shall be due upon Regulatory Approval by the FDA and each anniversary thereof, and thirty four percent (34%) of each Success Payment in the Success Payment Schedule owing pursuant to Section 4.1 shall be due upon Regulatory Approval by the EMA and each anniversary thereof. The Success Payment Schedule shall be revised in good faith by the Parties on or prior to the date that the first Success Payment is due and owing to reflect such adjustments and appended to this Agreement.

4.2.2 First Readjustment Date Adjustment. If the Common Approval has not occurred and the aggregate amount of Fundings made by the Investors is more or less than $70,000,000 at the time of achievement of the first Orphan Approval (the date of such achievement under such circumstances, the “First Readjustment Date”), the row entitled “First Orphan Approval” on the Success Payment Schedule shall be increased or reduced, as applicable, proportionally to reflect the actual amount of Fundings made by the Investors as of the First Readjustment Date. By way of example, if $35,000,00 in aggregate Fundings are made as of the First Readjustment Date, which is 50% of $70,000,000, each Success Payment on the row entitled “First Orphan Approval” in the Success Payment Schedule shall be reduced by 50%. The Success Payment Schedule shall be revised in good faith by the Parties on the First Readjustment Date to reflect such adjustments and shall be appended to this Agreement.

4.2.3 Second Readjustment Date Adjustment. Upon achievement of the first to occur of (i) the second Orphan Approval or (ii) the Common Approval (such date, the “Second Readjustment Date”), the row entitled “Second Approval” (in the case of the Orphan Approval occurring first) or the row entitled “First Common Approval” (in the case of the Common Approval occurring first) on the Success Payment Schedule shall be adjusted so that as of the Second Readjustment Date, the total Success Payments made or scheduled to be made by Stealth hereunder (either by virtue of combined total Success Payments in the row entitled “First Orphan Approval” and “Second Approval”, or by virtue of combined total Success Payments in the row entitled “First Common Approval”) create an XIRR on the total Fundings of 27% for each Investor over the term of the Success Payment Schedule. It is understood and agreed that such calculation may need to be made on an Investor-by-Investor basis to account for variations in the amount and timing of the Fundings received hereunder such that the Success Payments to each Investor may vary on the basis of both the amount and timing of such Investor’s Funding(s). For purposes hereof, “XIRR” means an internal rate of return calculated using the Microsoft Excel XIRR function (or if such program is no longer available, such other software program for calculating XIRR as determined in good faith by the Parties). In any calculation of the XIRR:

(a) “values”, shall contain a range of cells with all Fundings and proposed Success Payments, where (x) all Fundings shall be positive numbers and (y) all Success Payments shall be negative numbers;

(b) “dates”, shall contain a range of cells representing a series of dates that correspond to the “values” referenced in clause (a) above, where (x) each Funding is shown as being made on the date the proceeds thereof are actually received by Stealth, (y) Success Payments will be made in annual installments over a period of eight years, with the first Success Payment owing on the date of the relevant approval, and each successive Success Payment owing on each annual anniversary of such approval, and (z) to the extent practicable, the Success Payments shall be weighted proportionately to the Success Payment Schedule in existence on the Agreement Effective Date; and

(c) “[guess]” will be left blank.

The Success Payment Schedule shall be revised in good faith by the Parties on the Second Readjustment Date to reflect the foregoing adjustments and appended to this Agreement.

4.2.4 Breach by an Investor. Notwithstanding anything in this Agreement to the contrary, if any Investor fails to timely make any Funding required under Article 3, and such failure continues for five (5) days following written notice to such Investor by Stealth, then in lieu of the amount otherwise due to such Investor pursuant to Section 4.1, the Success Payment with respect to such Investor shall be limited to an amount equal to (a) 100% of all Fundings actually made by such Investor to Stealth pursuant to this Agreement plus simple interest on such amount at a rate equal to the London Interbank Offer Rate (or its successor) plus five percent (5%), and the payments to other Investors shall not be increased or otherwise affected by such reduction, directly or by application of any formula herein.

4.3 Subordination. The Success Payments and any other amounts owing hereunder by Stealth shall, at all times prior to repayment in full in cash of all obligations under the Hercules Loan Agreement (other than contingent indemnification obligations for which no claim has been asserted), be subordinated to all obligations of Stealth under the Hercules Loan Agreement pursuant to the terms of the Subordination Agreement.

4.4 Method and Timing of Payment. The Success Payments to the Investors will be due and payable as of the applicable annual anniversary of the date of the applicable Regulatory Approval. Such payments will be made by wire transfer to such Investor’s account that such Investor may reasonably designate by written notice to Stealth. All amounts payable and calculations under this Agreement shall be in US dollars.

4.5 Late Payments. If any Party fails to pay any amount due under this Agreement on the due date therefore, then, without prejudice to any other remedies that other Party may have, that amount will bear interest from the due date until payment of such amount is made, both before and after any judgment, at a rate equal to the lesser of (a) the “prime rate” as reported by The Wall Street Journal, plus one percent (1%), or (b) the maximum rate permitted by applicable law.

4.6 Taxes. The Parties hereby acknowledge and agree that (a) no withholding or similar taxes will be imposed or levied on account of any payment made under this Agreement, unless such withholding or similar tax becomes payable due to the assignment of this Agreement or any payment obligation hereunder (to the extent permitted) by an Investor to an Affiliate or Third Party, the re-domiciling of an Investor outside the US or any other circumstance that results in such Investor no longer being a US Person for tax purposes and (b) to the extent that there is a change in Applicable Laws at any time during the Term such that withholding or other additional potential taxes may be imposed or levied on account of the payment of any amounts under this Agreement, then the Parties shall use reasonable and legal efforts to mitigate the amount of such taxes that would need to be withheld and/or paid.

4.7 Tax Cooperation. The Parties will cooperate and produce on a timely basis any tax forms or reports, including any IRS Forms W-8BEN or W-9, as applicable, reasonably requested by another Party in connection with any payment made under this Agreement. Each Party will provide to the paying Party any tax forms that may be reasonably necessary in order for such Party not to withhold tax or to withhold tax at a reduced rate under an applicable bilateral income tax treaty. Each Party will provide to the paying Party any tax forms at least thirty (30) days prior to the due date for any such payments. Each Party will provide the other with reasonable assistance to enable the recovery, as permitted by law, of withholding taxes, VAT, or similar obligations resulting from payments made under this Agreement, such recovery to be for the benefit of the Party bearing such withholding tax or VAT. Each Party will provide reasonable cooperation to any other Party, at the other Party’s expense, in connection with any official or unofficial tax audit or contest relating to tax payments made with respect to amounts paid or payable to such other Party under this Agreement.

4.8 Buyout Option. At any time within sixty (60) days following the receipt of (a) if the first Regulatory Approval is a Common Approval, such first Regulatory Approval or (b) if the first Regulatory Approval is an Orphan Approval, the second Regulatory Approval, Stealth shall have the right to make a Buyout Payment by written notice delivered to the Investors, which written notice shall set forth the amount of the applicable Buyout Payment, the proposed date of closing and the calculation of the applicable Buyout Payment. The Buyout Payment will be equal to ninety five percent (95%) of the applicable Buyout Amount.

ARTICLE 5

WARRANT ISSUANCE

5.1 Warrant Issuance. On the date of each Funding, Stealth shall issue to each Investor participating in such Funding a warrant (each, a “Warrant”) exercisable for Ordinary Shares at the Exercise Price applicable to such Investor in connection with such Funding. The number of Ordinary Shares underlying each such Warrant shall equal the quotient of (a) thirty percent (30%) of the amount of such Investor’s Investor Commitment Amount applicable to such Funding divided by (b) the applicable Exercise Price. Each Warrant shall have a term of three (3) years and shall be subject to the vesting and other terms set forth in the form of Warrant attached hereto as Exhibit A.

ARTICLE 6

CONFIDENTIAL INFORMATION

6.1 Confidentiality. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the Parties, each Party (each, a “Receiving Party”) agrees that, during the Term and for the five (5) year period following the expiration or termination of this Agreement (except that the obligations will survive thereafter with respect to any Confidential Information that constitutes a trade secret under Applicable Law), it will keep confidential and will not publish or otherwise disclose and will not use for any purpose other than as provided for in this Agreement (which includes the exercise of any rights or the performance of any obligations hereunder) any Confidential Information furnished to it by or on behalf of another Party (each, a “Disclosing Party”) or its Affiliates in connection with this Agreement. The foregoing obligations will not apply to any portion of such information or materials that the Receiving Party can demonstrate:

6.1.1 was publicly disclosed by the Disclosing Party before or after such Confidential Information becomes known to the Receiving Party;

6.1.2 was already known to the Receiving Party or any of its Affiliates, other than under an obligation of confidentiality or non-use, prior to when it was received from the Disclosing Party;

6.1.3 is subsequently disclosed to the Receiving Party or any of its Affiliates by a Third Party lawfully in possession thereof without obligation to keep such Confidential Information confidential;

6.1.4 has been published by a Third Party or otherwise enters the public domain through no fault of the Receiving Party or any of its Affiliates in breach of this Agreement; or

6.1.5 has been independently developed by the Receiving Party or any of its Affiliates, without the aid, application or use of any Confidential Information of the Disclosing Party.

6.2 Authorized Disclosure. Each Receiving Party may disclose Confidential Information belonging to a Disclosing Party to the extent such disclosure is reasonably necessary for complying with Applicable Laws, including regulations promulgated by securities exchanges, provided that the Party required to disclose such information promptly notifies the Disclosing Party prior to making any such disclosure and cooperates with the Disclosing Party’s efforts to seek confidential treatment or to otherwise limit disclosure. Each Receiving Party may disclose a Disclosing Party’s Confidential Information to its Affiliates, employees, agents, advisors, and independent contractors (including Service Providers) engaged by such Receiving Party, in each case (a) only to the extent such Persons need to know the Confidential Information solely in connection with the performance of this Agreement and (b) provided that each Person receiving Confidential Information must be bound by obligations of confidentiality and non-use at least as stringent as an equivalent in scope to those set forth in this Article 6 prior to any such disclosure and the Party making such disclosure to such Person shall be liable to the Disclosing Party for any breach of such obligations by such disclosee. Each Party may also disclose the material terms of this Agreement or provide a copy of this Agreement to any bona fide potential or actual investor, investment banker, acquirer, provider of debt or royalty financing, or other potential or actual financial partner, provided that in connection with such disclosure, each disclosee must be bound by obligations of confidentiality and non-use at least as stringent as an equivalent in scope to those set forth in this Article 6 prior to any such disclosure and the Party making such disclosure to such disclosee shall be liable to the Disclosing Party for any breach of such obligations by such disclosee. In any event, each Receiving Party agrees to take all reasonable action to avoid unauthorized use or disclosure of Confidential Information of each Disclosing Party hereunder.

6.3 Return of Confidential Information. Except as otherwise provided herein, upon expiration or earlier termination of this Agreement, all Confidential Information (including any copies thereof) in written or other tangible form will, at the Disclosing Party’s direction, be returned to the Disclosing Party or destroyed by the Receiving Party, and any Person(s) to whom the Receiving Party disclosed (with such destruction being certified in writing by an authorized officer of the Receiving Party), except (i) to the extent such Confidential Information is necessary to exercise any rights hereunder that survive such expiration or earlier termination; and (ii) one (1) copy of each document may be retained by the Receiving Party solely to the extent necessary to permit it to comply with any ongoing rights and responsibilities with respect to such Confidential Information.

6.4 Confidential Status of the Agreement. Subject to Section 6.2 and Section 6.5, the terms of this Agreement are deemed to be Confidential Information and will be subject to the confidentiality requirements of this Article 6, with each Party being deemed a Receiving Party for such purposes. Notwithstanding the forgoing, the Parties each acknowledge that it will be necessary for Stealth to file this Agreement with the US Securities and Exchange Commission and to make other required public disclosures regarding the terms of this Agreement, and accordingly Stealth shall prepare a confidential treatment request in connection with such filing and provide Morningside a reasonable opportunity to review and comment on such filing as well as on such other required public disclosures and thereafter use commercially reasonable efforts to obtain confidential treatment as to the terms of this Agreement.

6.5 Publicity. The Parties recognize that following the Agreement Effective Date the Parties (either individually or jointly) may issue mutually agreed press release(s) announcing the execution of this Agreement, and thereafter Stealth may from time to time desire to issue additional press releases and make other public statements or disclosures regarding the subject matter of this Agreement. The Parties hereby agree that Stealth may make additional press releases, public statements and disclosures regarding the terms of this Agreement with Morningside’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Any publication, news release or other public announcement by Stealth relating to the terms of this Agreement will first be reviewed and approved in writing by Morningside; provided, however, that any disclosure of the minimum information which is required by Applicable Law (including the rules of a securities exchange), as reasonably advised by Stealth’s counsel, may be made without the prior consent of Morningside, although Stealth give

Morningside prompt notice of any such legally required disclosure and to the extent practicable will be provided an opportunity to comment on the proposed disclosure and the disclosing Party will consider in good faith any comments provided by Morningside on such proposed disclosure. For avoidance of doubt, this Section 6.5 shall not restrict Stealth from releasing public statements or disclosures regarding Stealth’s development and Commercialization activities with respect to the Product. Except as set forth in this Section 6.5, no Party shall make any press releases, public statements or disclosures regarding the terms of this Agreement.

ARTICLE 7

INTELLECTUAL PROPERTY

7.1 Ownership and Rights.

7.1.1 Ownership.

7.1.1.1 Stealth will own and retain all right, title and interest in, to and under all data, results, information, analyses, discoveries, inventions and know-how that are Controlled by Stealth as of the Agreement Effective Date and no such right, title or interest therein, thereto or thereunder is granted to the Investors hereunder.

7.1.1.2 Stealth will be the exclusive and sole owner of and retain all right, title and interest in, to and under (a) all Research Results; (b) the Product; (c) all discoveries and inventions discovered, developed or invented by, or on behalf of, Stealth its of Affiliates, and any Service Provider, in connection with the Development Program and/or this Agreement.

7.1.2 No Other Rights. The delivery of any information to any Investor hereunder will not be construed to grant such Investor any rights or license to use any Stealth Intellectual Property or any other Intellectual Property Controlled by Stealth. No Investor may use, publish or otherwise disclose any Stealth Intellectual Property or any other Intellectual Property Controlled by Stealth without Stealth’s prior written consent.

7.2 Patent Prosecution. As between the Investors and Stealth, Stealth will have sole and exclusive right to prepare, file, prosecute and maintain all Patents Controlled by Stealth, at its own expense (including, for clarity, the sole and exclusive right to decide not to seek Patent protection or to abandon any such Patent).

7.3 Intellectual Property Enforcement.

7.3.1 Stealth Intellectual Property. Stealth will have the sole and exclusive right, but not the obligation, to enforce Intellectual Property Controlled by Stealth against Third Party Infringements.

7.3.2 Infringement of Third Party Rights. Stealth will have sole control and responsibility of, and discretion with respect to, any allegation by a Third Party (and any related actions and/or litigation) alleging that Stealth, its Affiliates or Service Providers have infringed, misappropriated or otherwise violated, or are infringing, misappropriating or otherwise violating, any Intellectual Property of such Third Party in connection with the performance of Stealth’s obligations or duties hereunder.

ARTICLE 8

INDEMNIFICATION; INSURANCE

8.1 Indemnity. Stealth will indemnify and hold the Investors, their Affiliates, their investors and their respective officers, directors, employees and agents (the “Investor Indemnified Parties”), harmless from any and all Losses arising or resulting from any claim, demand, suit and/or cause of action (each, a “Claim”) brought by a Third Party against any Investor Indemnified Parties to the extent arising from (a) a Product supplied by or on behalf of Stealth, its Affiliates or sublicensees; (b) a Trial, including a physical injury or death of a subject that is caused by a subject’s participation in a Trial, whether or not directly attributable to a Product; (c) the actions (or inactions) of a Service Provider, and (d) any breach of a Protocol by Stealth, or its Affiliate, or of its or their respective Service Providers, except to the extent that any of the foregoing (a) through (d) were caused by (i) the gross negligence or willful misconduct of any Investor Indemnified Party, or (ii) breach of this Agreement by an Investor Indemnified Party.

8.2 Indemnification Procedure.

8.2.1 Notice of Claim. A Party believing that it is entitled to indemnification under Section 8.1 (an “Indemnified Party”) will give prompt written notice (each, an “Indemnification Claim Notice”) to Stealth of commencement of any Claim for which indemnification may be sought, or if earlier, upon the assertion of any such Claim by a Third Party (it being understood and agreed, however, that the failure by an Indemnified Party to give notice of a Claim of a Third Party as provided in this Section will not relieve Stealth of its indemnification obligation under this Agreement except and only to the extent that such Indemnifying Party is actually prejudiced as a result of such failure to give notice). Each Indemnification Claim Notice will contain a description of the Claim and the nature and amount of the Loss (to the extent that the nature and amount of such Loss are known at such time). The Indemnified Party will furnish promptly to Stealth copies of all papers and official documents received in respect of any Losses.

8.2.2 Control of Defense. At its option, Stealth may assume the defense of any Claim by giving written notice to the Indemnified Party. The assumption of the defense of a Claim by Stealth will not be construed as an acknowledgment that Stealth is liable to indemnify the Indemnified Party in respect of the Claim, nor will it constitute a waiver by Stealth of any defenses it may assert against the Indemnified Party’s claim for indemnification. Upon assuming the defense of a Claim, Stealth may appoint as lead counsel in the defense of the Claim any legal counsel selected by Stealth. In the event Stealth assumes the defense of a Claim, the Indemnified Party will promptly deliver to Stealth all original notices and documents (including court papers) received by the Indemnified Party in connection with the Claim. Should Stealth assume the defense of a Claim, Stealth will not be liable to the Indemnified Party for any legal expenses subsequently incurred by such Indemnified Party in connection with the analysis, defense or settlement of such Claim.

8.2.3 Right to Participate in Defense. Without limiting Section 8.2.2, the Indemnified Party will be entitled to (a) participate in, but not control, the defense of such Claim and to engage counsel of its choice for such purpose; provided, however, that such engagement will be at the Indemnified Party’s own expense unless the engagement thereof has been specifically authorized by Stealth in writing, and (b) control its defense of such Claim and to engage counsel of its choice for such purpose, at the expense of Stealth, if Stealth has failed to assume the defense and engage counsel in accordance with Section 8.2.2.

8.2.4 Settlement. With respect to any Losses related solely to payment of money damages in connection with a Claim and that will not result in the Indemnified Party admitting liability, becoming subject to injunctive or other equitable relief that will otherwise adversely affect the business of the Indemnified Party in any manner, and as to which Stealth will have acknowledged in writing the obligation to indemnify the Indemnified Party hereunder, Stealth will have the sole right to consent to the entry of any judgment, enter into any settlement or otherwise dispose of such Loss, on such terms as Stealth, in its sole discretion, will deem appropriate. With respect to all other Losses in connection with Claims, where Stealth has assumed the defense of the Claim in accordance with Section 8.2.2, Stealth will have authority to consent to the entry of any judgment, enter into any settlement or otherwise dispose of such Loss provided it obtains the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld, conditioned or delayed). Stealth will not be liable for any settlement or other disposition of a Loss by the Indemnified Party that is reached without the written consent of Stealth. Regardless of whether Stealth chooses to defend or prosecute any Claim, the Indemnified Party will not admit any liability with respect to, or settle, compromise or discharge, any Claim without the prior written consent of Stealth, not to be unreasonably withheld or delayed.

8.2.5 Cooperation. Regardless of whether Stealth chooses to defend or prosecute any Claim, the Indemnified Party will reasonably cooperate in the defense or prosecution thereof and will furnish such records, information and testimony, provide such witnesses and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith. Such cooperation will include access during normal business hours afforded to Stealth to, and reasonable retention by the Indemnified Party of, records and information that are reasonably relevant to such Claim, and making employees and agents available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and Stealth will reimburse the Indemnified Party for all its reasonable out-of-pocket expenses in connection therewith.

8.2.6 Maximum Liability. THE MAXIMUM AGGREGATE LIABILITY OF STEALTH, ITS AFFILIATES AND ANY OF ITS DIRECTORS, OFFICERS, EMPLOYEES, SUBCONTRACTORS OR AGENTS UNDER SECTION 8.1 FOR ALL CAUSES OF ACTION WILL NOT EXCEED THE AMOUNT OF ALL FUNDINGS ACTUALLY MADE TO STEALTH BY INVESTORS UNDER THIS AGREEMENT. THIS PROVISION WILL APPLY EVEN IN THE EVENT OF THE FAILURE OF AN EXCLUSIVE REMEDY.

8.3 Insurance. Commencing as of the Agreement Effective Date and thereafter during the Development Term, Stealth will carry and maintain, at its own expense, insurance coverage with a reputable, solvent insurer in an amount appropriate for its business and products of the type that are the subject of this Agreement, and for its obligations under this Agreement, including product liability insurance and clinical trial liability insurance with limits of at least five million dollars ($5,000,000) per occurrence and in annual aggregate. Any deductibles for such insurance policies will be assumed by Stealth. Stealth will ensure that no subcontractor, including any Service Provider, will perform work hereunder unless such subcontractor is insured as deemed appropriate by Stealth.

ARTICLE 9

REPRESENTATIONS AND WARRANTIES

9.1 Stealth Representations and Warranties. Stealth hereby represents and warrants to the Investors, as of the Agreement Effective Date:

9.1.1 Authorization. Stealth has the requisite corporate power and authority to enter into this Agreement. This Agreement constitutes a legal and valid obligation binding upon Stealth, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws affecting the rights of creditors generally and to equitable principles.

9.1.2 No Contravention. The execution, delivery and performance by Stealth of this Agreement and each of the other Transaction Agreements have been duly authorized by all necessary corporate or other organizational action, and do not and will not (a) contravene the terms of any of Stealth’s organizational documents; (b) conflict with or result in any breach or contravention of, or the creation of (or the requirement to create) any lien or encumbrance under, or require any payment to be made under (i) any contractual obligation to which such Person is a party or affecting such Person or the properties of such Person or any of its subsidiaries (including, without limitation, the Hercules Loan Agreement) or (ii) any order, injunction, writ or decree of any governmental authority or any arbitral award to which such Person or its property is subject; or (c) violate any Applicable Law, except in the case of this Section 9.1.2, with respect to any conflict, breach, violation, or payment, to the extent that such conflict, breach, violation, or payment would not reasonably be expected to have a Material Adverse Effect on Stealth’s ability to satisfy its obligations under this Agreement.

9.1.3 Licensure, Registration and Accreditation. It is licensed, registered, or otherwise qualified under all Applicable Laws to do business in each jurisdiction where such licenses, registrations or other qualifications are required except where the lack of which or the failure to be in compliance thereunder would not reasonably be expected to have a Material Adverse Effect.

9.1.4 Other Agreements. Stealth is not in material breach of any material agreements to which Stealth is a party that are related to, or pursuant to which Stealth has obtained or granted rights regarding, the Product for the Designated Indications.

9.1.5 Debarment. Neither Stealth, nor its Affiliates, nor to its knowledge any Service Providers engaged by Stealth to perform activities in relation to the Product for the Designated Indications are debarred under subsections 306(a) or (b) of the FFDCA (US Generic Drug Enforcement Act of 1992; 21 USC 335a (a) or (b)). Neither Stealth, nor any of its Affiliates are excluded from any federal health care program, including but not limited to Medicare and Medicaid.

9.1.6 Authorizations. Stealth has not received any notice that the FDA, other Regulatory Authority, institutional review board or independent ethics committee, has initiated, or threatened to initiate, any action to suspend or terminate any IND or otherwise restrict the preclinical or clinical research of any Product for the Designated Indications.

9.1.7 Compliance. Stealth represents and warrants that, prior to the Agreement Effective Date, (a) it has conducted all preclinical and clinical activities related to the development of the Product for the Designated Indications in material compliance with Applicable Laws, including GLP and GCP, and (b) to Stealth’s knowledge, all Third Parties utilized by Stealth to perform any portion of such preclinical and clinical activities have conducted such portion of such preclinical activities in material compliance with Applicable Laws.

9.1.8 Intellectual Property. (a) Stealth Controls all right, title and interest in and to the Stealth Intellectual Property and neither Stealth nor any of its Affiliates has granted any liens or security interests on the Stealth Intellectual Property and there are no outstanding options, licenses or agreements of any kind granted by Stealth relating to the development, manufacture or Commercialization of the Product, (b) there is no action, suit, inquiry, investigation or other proceeding pending or ongoing brought by or, to the knowledge of Stealth, threatened by, any Third Party that challenges or threatens the validity or enforceability of any of the patents included in the Stealth Intellectual Property or that alleges the use of the Stealth Intellectual Property or the development, manufacture, Commercialization, and use of the Product for the Designated Indications would infringe the Intellectual Property rights of any Third Party (and it has not received any notice alleging such an infringement) and (c) to the knowledge of Stealth, neither the Product nor the manufacture, development, or Commercialization thereof by Stealth as contemplated herein infringes or will infringe any issued Patent of any Third Party or will infringe the claims of any published Third Party Patent application when and if such claims issue or does or will misappropriate or otherwise violate any other Intellectual Property rights of any Third Party.

9.1.9 Product Safety Concerns. Stealth hereby represents and warrants to the Investors that, as of the Agreement Effective Date, no Product Safety Concern has occurred with respect to the Product for the Designated Indications.

9.1.10 Stealth Data Provided as of the Agreement Effective Date. Stealth hereby represents and warrants to the Investors that, up to and as of the Agreement Effective Date, all descriptions of, Protocols for, and data and other results provided by Stealth to the Investors related to the clinical trials of the Product for the Designated Indications conducted by or on behalf of Stealth prior to the Agreement Effective Date are accurate and complete in all material respects and there are no material omissions from such documents, data and other results that render such documents, data or other results materially misleading.

9.2 Stealth Covenants.

9.2.1 Debarment. Stealth will not knowingly use in any capacity the services of any Person or Service Provider debarred under subsections 306(a) or (b) of the FFDCA (US Generic Drug Enforcement Act of 1992; 21 USC 335a (a) or (b)) to conduct the Trials.

9.2.2 Anti-Corruption.

9.2.2.1 Stealth, its Affiliates and its and their respective agents and representatives will comply with the Anti-Corruption Laws with respect to the Product for the Designated Indications and will not take any action that would reasonably be expected to cause the Investors or their Affiliates to be in violation of any Anti-Corruption Laws with respect to the Product for the Designated Indications; and

9.2.2.2 Stealth will promptly provide the Investors with written notice upon receiving a formal notification that it is the target of a formal investigation by a Governmental Authority for a Material Anti-Corruption Law Violation or upon receipt of information from any of its agents or representatives connected with this Agreement that any of them is the target of a formal investigation by a governmental authority for a Material Anti-Corruption Law Violation.

9.3 Investors Representations, Warranties and Covenants.

9.3.1 Each Investor hereby represents and warrants to Stealth as of the Agreement Effective Date that it has the requisite power and authority to enter into this Agreement and that this Agreement constitutes a legal and valid obligation binding upon such Investor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws affecting the rights of creditors generally and to equitable principles.

9.3.2 Each Investor hereby represents and warrants to Stealth as of the Agreement Effective Date that it is not a party to any material agreement that would prevent it from fulfilling its obligations under this Agreement.

9.3.3 Each Investor hereby represents, warrants and covenants to Stealth that it will have, as and when needed, sufficient funds to satisfy its obligations hereunder.

9.3.4 Anti-Corruption. Each Investor hereby covenants to Stealth as follows:

9.3.4.1 Such Investor, its Affiliates and its and their respective agents and representatives will comply with the Anti-Corruption Laws with respect to the Product for the Designated Indications and will not take any action that would reasonably be expected to cause Stealth or its Affiliates to be in violation of any Anti-Corruption Laws with respect to the Product for the Designated Indications; and

9.3.4.2 Such Investor will promptly provide Stealth with written notice upon receiving a formal notification that it is the target of a formal investigation by a Governmental Authority for a Material Anti-Corruption Law Violation or upon receipt of information from any of its agents or representatives connected with this Agreement that any of them is the target of a formal investigation by a governmental authority for a Material Anti-Corruption Law Violation.

9.4 DISCLAIMER OF REPRESENTATIONS AND WARRANTIES.

9.4.1 Each Investor hereby agrees and understands that because drug development and the Product are experimental in nature, the outcome is inherently uncertain and unpredictable. Each Investor hereby agrees and understands that Stealth makes no representation, guarantee or warranty, express or implied, regarding the outcome of its Product development activities hereunder, any Research Results generated after the Agreement Effective Date, the ability to obtain Regulatory Approval for the Product or the patentability, legal protectability or usefulness of any Intellectual Property arising from its Product development activities.

9.4.2 EXCEPT AS OTHERWISE SET FORTH IN THIS ARTICLE 9, NO PARTY MAKES, AND EACH PARTY EXPRESSLY DISCLAIMS, ANY REPRESENTATION OR WARRANTY OF ANY KIND WITH RESPECT TO THE SUBJECT MATTER OF THIS AGREEMENT, EITHER ORAL OR WRITTEN, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY THAT THE USE OF THE PRODUCT WILL NOT INFRINGE ANY PATENT OR OTHER PROPRIETARY RIGHT OF A THIRD PARTY OR REGARDING THE USE, RESULTS OR EFFICACY OF THE PRODUCT.

ARTICLE 10

TERM AND TERMINATION

10.1 Term. The term of this Agreement (the “Term”) will commence on the Agreement Effective Date and will expire upon the earliest of (i) termination of this Agreement in accordance with Section 10.2, (ii) payment by Stealth of all Success Payments hereunder, and (iii) the date of payment of the final Buyout Payment.

10.2 Termination.

10.2.1 Termination for Fundamental Breach. The Majority Investors (on behalf of all Investors) may terminate this Agreement immediately in the event of a material breach by Stealth of (a) its obligations under Section 2.2 or (b) its payment obligations under Article 4; provided in either case ((a) or (b)) that the Stealth has received written notice from the Majority Investors of such breach, specifying in the reasonable detail the particulars of the alleged breach and such breach has not been cured within sixty (60) days after the date of the relevant notice.

10.2.2 Termination for Breach of Representation, Warranty or Covenant. The Majority Investors (on behalf of all Investors) may terminate this Agreement immediately in the event of a material breach by Stealth of any other any representation, warranty or covenant of Article 9; provided that (a) Stealth has received written notice from the Majority Investors of such breach, specifying in the reasonable detail the particulars of the alleged breach and such breach has not been cured within sixty (60) days after the date of the relevant notice, and (b) on or before the end of such sixty (60) days, no event or circumstance set forth in clause (a) or (b) of Section 10.2.4 shall have occurred.

10.2.3 Termination for Convenience. Stealth may terminate this agreement for any reason or no reason at any time prior to the receipt of the first Regulatory Approval of the Product in the Territory by providing written notice to the Investors.

10.2.4 Termination for Failure to Receive Regulatory Approval. This Agreement will, upon written notice from Stealth or the Majority Investors (on behalf of all Investors) to the other, terminate with no further action from any Party following either (a) the failure of the Product to receive Regulatory Approval in at least one of the Designated Indications within five (5) years after the occurrence of the Tranche 3 Milestone Event, despite exercise of Commercially Reasonable Efforts, or (b) the reasonable determination of the Major Investors that the Research Results do not support Regulatory Approval in the Territory due to the Trials’ failure to achieve the primary endpoints. For avoidance of doubt, if an application for Regulatory Approval is submitted to one, but not both, of FDA or the EMA, then this Agreement shall not be terminated pursuant to this Section 10.2.4.

10.2.5 Termination for Change of Control of Stealth. Stealth will notify the Investors in writing promptly following the entering into of a definitive agreement with respect to a Change of Control of Stealth. The Majority Investors (on behalf of all Investors) may, in their sole discretion, terminate this Agreement in its entirety at any time on or prior to the later of (i) the closing of any applicable Change of Control of Stealth (ii) thirty (30) days after receipt of such notice. If the Majority Investors do not so elect, Stealth’s successor shall be bound by all of the terms and conditions of this Agreement.

10.2.6 Termination for Product Safety Concerns. Stealth will notify the Investors, and may thereafter terminate this Agreement, in the event of a Product Safety Concern.

10.2.7 Termination Because of Third Party Patents. The Majority Investors (on behalf of all Investors) may terminate this Agreement if the Majority Investors reasonably determine that Stealth will likely be prevented from further developing the Product for Designated Indications and the future value of the Product may be adversely affected in a material way (“Adverse Patent Impact”) due to Third Party Patents (other than any such Third Party Patents disclosed by Stealth to the Investors prior to the Agreement Effective Date) and if Stealth does not cure such Adverse Patent Impact within a period of twelve (12) months from the date of the Majority Investors’ notice to Stealth of an Adverse Patent Impact.

10.3 Effects of Termination.

10.3.1 Termination for Fundamental Breach. If this Agreement terminates pursuant to Section 10.2.1, then (a) Stealth will pay the Investors an amount equal to three hundred percent (300%) of the Fundings actually made as of the date of termination (less any Success Payments made by Stealth as of such date) within ninety (90) days after the date of termination, and (b) if Stealth elects to continue development of the Product and obtains Regulatory Approval following such termination, Stealth will remain obligated to pay any Success Payments that become due and payable pursuant to Article 4 at such time as such Success Payments become due and payable (if ever) pursuant to Article 4, (i) subject to the Subordination Agreement, (ii) adjusted as set forth in Section 4.2 and (iii) reduced by the amount previously paid by Stealth to the Investors hereunder, including any payments made by Stealth pursuant to Section 10.3.1(a).

10.3.2 Termination for Breach of Representation, Warranty or Covenant. If this Agreement terminates pursuant to Section 10.2.2, then subject to the Subordination Agreement, Stealth shall pay to the Investors, within one hundred eighty (180) days of the date of termination, an amount equal to all Fundings actually made as of the date of termination (less any amounts previously paid to the Investors hereunder) plus simple interest on such amount at a rate equal to the London Interbank Offer Rate (or its successor) plus five percent (5%), but shall not be obligated to pay any Success Payments or other amounts.

10.3.3 Termination for Convenience. In the event that this Agreement is terminated pursuant to Section 10.2.3, then, (a) Stealth will pay the Investors an amount equal to three hundred percent (300%) of the Fundings actually made as of the date of termination (less any Success Payments made by Stealth as of such date) within thirty (30) days after the date of termination, and (b) if Stealth elects to continue development of the Product and obtains Regulatory Approval following such termination, Stealth will remain obligated to pay any Success Payments that become due and payable pursuant to Article 4 at such time as such Success Payments become due and payable (if ever) pursuant to Article 4, (i) subject to the Subordination Agreement, (ii) adjusted as set forth in Section 4.2 and (iii) reduced by the amounts previously paid by Stealth to the Investors hereunder, including any payments made by Stealth pursuant to Section 10.3.3(a).

10.3.4 Termination for Failure to Achieve Regulatory Approval. If this Agreement terminates pursuant to Section 10.2.4 then Stealth will not be obligated to pay the Investors any amounts under this Agreement; provided, that if Stealth obtains Regulatory Approval following such termination, Stealth will remain obligated to pay any Success Payments that become due and payable pursuant to Article 4 at such time as such Success Payments become due and payable (if ever) pursuant to Article 4, (i) subject to the Subordination Agreement, (ii) adjusted as set forth in Section 4.2 and (iii) reduced by the amounts previously paid by Stealth to the Investors hereunder, if any.

10.3.5 Termination for Change of Control of Stealth. If this Agreement terminates pursuant to Section 10.2.5, then Stealth will pay to the Investors an amount equal to one hundred fifty percent (150%) of the Fundings actually made as of the consummation of the applicable Change of Control within sixty (60) days of the date of termination (less any amounts previously paid to the Investors hereunder), but shall not be obligated to pay any Success Payments or other amounts.

10.3.6 Termination for Product Safety Concerns.

10.3.6.1 If this Agreement terminates pursuant to Section 10.2.6 and such termination is due to a Product Safety Concern that (a) was previously known, demonstrated or identified by Stealth as being material as of the Agreement Effective Date and (b) not known to Morningside or otherwise disclosed in writing to the Investors prior to the Agreement Effective

Date, then (i) Stealth will pay the Investors an amount equal to three hundred percent (300%) of the Fundings actually made as of the date of termination (less any Success Payments made by Stealth as of such date) within ninety (90) days after the date of termination, and (ii) if Stealth elects to continue development of the Product and obtains Regulatory Approval following such termination, Stealth will remain obligated to pay any Success Payments that become due and payable pursuant to Article 4 at such time as such Success Payments become due and payable (if ever) pursuant to Article 4, (A) subject to the Subordination Agreement, (B) adjusted as set forth in Section 4.2 and (C) reduced by the amounts previously paid by Stealth to the Investors hereunder, including any payments made by Stealth pursuant to Section 10.3.6.1(i).

10.3.6.2 If this Agreement terminates pursuant to Section 10.2.6 and Section 10.3.6.1 does not apply, then Stealth will not be obligated to pay the Investors any amounts under this Agreement, provided that if Stealth elects to continue development of the Product and obtains Regulatory Approval following such termination, Stealth will remain obligated to pay any Success Payments that become due and payable pursuant to Article 4 at such time as such Success Payments become due and payable (if ever) pursuant to Article 4, (A) subject to the Subordination Agreement, (B) adjusted as set forth in Section 4.2 and (C) reduced by the amounts previously paid by Stealth to the Investors hereunder, if any.

10.3.7 Termination Because of Third Party Patents. If this Agreement terminates pursuant to Section 10.2.7, then subject to the Subordination Agreement, Stealth shall pay to the Investors, within one hundred eighty (180) days of the date of termination, an amount equal to all Fundings actually made as of the date of termination (less any amounts previously paid to the Investors hereunder), but shall not be obligated to pay any Success Payments or other amounts.

10.3.8 Exclusive Remedy. Notwithstanding anything herein to the contrary, termination of this Agreement by a Party will be without prejudice to other remedies such Party may have at law or equity, provided that, the payment by Stealth to the Investors of the amounts specified as being payable upon a given termination in this Section 10.3 shall be in lieu of any claim for damages that the Investors may have arising from the circumstances that formed the basis for such termination.

10.3.9 Accrued Rights and Obligations. Expiration or termination of this Agreement for any reason will not release any Party from any obligation or liability which, at the time of such expiration or termination, has already accrued to any other Party or which is attributable to a period prior to such expiration or termination.

10.3.10 Surviving Obligations. The following provisions of this Agreement, together with any other provisions that expressly specify that they survive, will survive expiration or earlier termination of this Agreement: Sections 8.1, 8.2 and 10.3 and Articles 1, 6, 7 and 11. Article 4 will also survive to the extent Stealth remains obligated to make Success Payments pursuant to Sections 10.3.1, 10.3.3, 10.3.4 or 10.3.6 after termination of the Agreement.

ARTICLE 11

MISCELLANEOUS

11.1 Relationship with Affiliates. Each Party will be responsible for any breach by its Affiliates of its obligations in connection with this Agreement, and each such Party will remain responsible for any responsibilities that it has delegated to an Affiliate as though such Party had performed (or failed to perform) such responsibilities itself.

11.2 Notices. Any notice and other communication required or permitted to be given by a Party under this Agreement will be in writing and will be deemed effectively given upon the earlier of actual receipt and (i) if to a recipient in the United States, (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt or (ii) if to a recipient outside of the United States, three Business Days after being sent via reputable international courier guaranteeing specified Business Day delivery. All communications shall be sent to the respective parties at their address as set forth below, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 11.2:

If to Stealth:

c/o Stealth BioTherapeutics Inc.

275 Grove Street

Ste. 3-107

Newton, MA 02466-2272

Attention: President

with a copy to:

WilmerHale LLP

60 State Street

Boston, MA 02109

Attention: Rosemary G. Reilly (rosemary.reilly@wilmerhale.com)

If to Morningside:

Morningside Venture (I) Investments Limited

Attn: Frances Richard

2nd Floor, Le Prince de Galles

3-5 Avenue des Citronniers

MC 98000, Monaco

T: 011-377-97-97-47-37

F: 011-377-97-97-47-30

admin@thc-mgt.mc

with copies to:

McCarthy Legal Services

Attn: Daniel P. White, Esq.

1188 Centre Street

Newton Centre, MA 02459

T: (617) 244-2800

F: (617) 244-2889

dwhite@morningsidenewton.com

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

T: 011-852-2576-6800

F: 011-852-2881-5741

alice.li@springfld.com

MakimMa@springfld.com

11.3 Force Majeure. No Party will be liable for any breach or delay in performance of any obligation under this Agreement to the extent caused by any of the following: war, terrorism, epidemic or pandemic (including any actions of Governmental Authorities in response thereto), riot, fire, explosion, accident, flood, sabotage, changes in Applicable Laws, actions of Governmental Authorities, or any other event beyond the reasonable control of such Party. The Party invoking this Section must provide prompt written notice and full particulars of such event to the other Parties and will use diligent and commercially reasonable efforts to mitigate the effects of any such force majeure event on such Party’s compliance with and performance under this Agreement.

11.4 Use of Names. No Party will use any other Party’s nor any of its Affiliates’ names or trademarks in any promotional materials or advertising without the prior written consent of such Party except as otherwise expressly permitted in this Agreement.

11.5 Assignment.

11.5.1 Without the prior written consent of the Majority Investors, Stealth may not sell, transfer, assign, pledge or otherwise dispose of, whether voluntarily, involuntarily, by operation of law or otherwise, this Agreement or any of its rights or duties hereunder; provided, however, that Stealth may assign, sublicense or transfer this Agreement and all of its rights and obligations hereunder, in their entirety, to any of its Affiliates or to a successor in connection with the sale or other transfer of all or substantially all of its assets to which this Agreement relates or in the event of its merger, consolidation, Change of Control (other than as set forth in clause (b) of its definition) or other similar transaction. Notwithstanding the foregoing, any assignment of the rights or obligations under this Agreement by Stealth (i) to an Affiliate shall require Stealth to guarantee the performance of such Affiliate’s financial and performance obligations hereunder (ii) or in connection with a sale of assets, merger, consolidation, or Change of Control (other than other than as set forth in clause (b) of its definition) of Stealth shall require the ultimate Affiliate controlling the other party in such transaction to guarantee Stealth’s financial and performance obligations hereunder and Stealth shall remain liable for such financial and performance obligations notwithstanding such sale of assets, merger, consolidation, or Change in Control.

11.5.2 Any Investor may assign its rights to receive payment hereunder, in whole or in part, without restriction and without the consent of Stealth. Other than as set forth in the immediately preceding sentence, without the prior written consent of Stealth, no Investor may sell, transfer, assign, pledge or otherwise dispose of, whether voluntarily, involuntarily, by operation of law or otherwise, this Agreement or any of its rights or duties hereunder; provided, however, any Investor may assign or transfer this Agreement and all of its rights and obligations hereunder, in their entirety, to any of its Affiliates or to a successor in connection with the sale or other transfer of all or substantially all of its assets to which this Agreement relates or in the event of its merger, consolidation, change of control or other similar transaction. Any permitted assignee shall agree in writing to the representations and warranties included in Section 9.3 and certify that such assignee has sufficient funds to meet its funding obligations under Article 3.

11.6 Further Assurances. The Parties will execute such further reasonable documents and perform such further reasonable acts as may be necessary to comply with or more fully effectuate the terms of this Agreement.

11.7 Fees and Expenses. Each party to this Agreement will bear its own costs and expenses, including attorneys’ fees and expenses, in connection with the closing of the transactions contemplated hereby. Following a breach or default hereunder by a Party, such Party shall reimburse the non-breaching Party for their costs and expenses (including legal fees) incurred in collecting any amounts or other payments owed to the non-breaching Party hereunder or in connection with any bankruptcy or insolvency proceeding commenced by or against the other Party.

11.8 Governing Law. This Agreement and any dispute arising from the performance or breach hereof shall be governed by and construed and enforced in accordance with the laws of the State of Delaware excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction. The provisions of the United Nations Convention on Contracts for the International Sale of Goods shall not apply to this Agreement or any subject matter hereof. The state and federal courts located in the district of Delaware shall have exclusive jurisdiction over any case, controversy or disputes arising under or in respect of this Agreement.

11.9 LIMITATION OF LIABILITY. TO THE MAXIMUM EXTENT PERMITTED BY LAW AND NOTWITHSTANDING ANY PROVISION IN THIS AGREEMENT TO THE CONTRARY, NO PARTY WILL BE LIABLE TO ANY OTHER PARTY FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL, RELIANCE OR PUNITIVE DAMAGES OR LOST OR IMPUTED PROFITS OR ROYALTIES OR COST OF PROCUREMENT OF SUBSTITUTE GOODS OR SERVICES, WHETHER LIABILITY IS ASSERTED IN CONTRACT, TORT (INCLUDING NEGLIGENCE AND STRICT PRODUCTS LIABILITY), INDEMNITY OR CONTRIBUTION, AND IRRESPECTIVE OF

WHETHER THAT PARTY OR ANY REPRESENTATIVE OF THAT PARTY HAS BEEN ADVISED OF, OR OTHERWISE MIGHT HAVE ANTICIPATED THE POSSIBILITY OF, ANY SUCH LOSS OR DAMAGE. THE PARTIES AGREE THAT THE LIMITATIONS SPECIFIED IN THIS SECTION WILL APPLY EVEN IF ANY LIMITED REMEDY SPECIFIED IN THIS AGREEMENT IS FOUND TO HAVE FAILED OF ITS ESSENTIAL PURPOSE. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, “CONSEQUENTIAL DAMAGES” WILL BE DEEMED TO INCLUDE, AND NO PARTY WILL BE LIABLE TO ANY OTHER PARTY OR ANY OF SUCH OTHER PARTY’S AFFILIATES, REPRESENTATIVES OR STOCKHOLDERS FOR ANY DAMAGES BASED ON OR MEASURED BY LOSS OF PROJECTED OR SPECULATIVE FUTURE SALES OF THE PRODUCT, ANY PAYMENT DUE UPON ANY UNACHIEVED EVENT UNDER ARTICLE 5, OR ANY OTHER UNEARNED, SPECULATIVE OR OTHERWISE CONTINGENT PAYMENTS PROVIDED FOR IN THIS AGREEMENT. FOR THE AVOIDANCE OF DOUBT, THIS SECTION 11.9 IS NOT MEANT TO LIMIT STEALTH’S OBLIGATION TO PAY THE INVESTORS THE AMOUNTS SET FORTH IN ARTICLE 4 OR SECTION 10.3 OR STEALTH’S INDEMNITY OBLIGATIONS IN ARTICLE 8.

11.10 Cumulative Remedies. Unless expressly set forth in this Agreement, all rights and remedies of the Parties, including all rights to payment, rights of termination, rights to injunctive relief, and other rights provided under this Agreement, will be cumulative and in addition to all other remedies provided for in this Agreement, in law, and in equity.

11.11 Relationship of the Parties. Nothing contained herein will be deemed to create a partnership, joint venture, or similar relationship between the Parties. No Party is the agent, employee, joint venturer, partner, franchisee, or representative of any other Party. Each Party specifically acknowledges that it does not have the authority to, and will not, incur any obligations or responsibilities on behalf of any other Party. Notwithstanding anything to the contrary in this Agreement, each Party (and its officers, directors, agents, employees, and members) will not hold themselves out as employees, agents, representatives, or franchisees of any other Party or enter into any agreements on such Party’s behalf.

11.12 No Third Party Beneficiaries. This Agreement and the provisions herein are for the benefit of the Parties only, and are not intended to confer any rights or benefits to any Third Party.

11.13 Rights Reserved. No license or any other right is granted to any Party, by implication or otherwise, except as specifically set forth in this Agreement. All rights not exclusively granted to the Investors are reserved to Stealth and its Affiliates. Notwithstanding any other provision of this Agreement to the contrary, and for clarity, no Intellectual Property or other proprietary rights Controlled by Stealth or its Affiliates will be assigned or licensed to the Investors in connection with this Agreement.

11.14 Amendments; No Waiver. Unless otherwise specified herein, any term of this Agreement may be amended, terminated or waived only with the written consent of the Stealth and the Majority Investors. Any amendment or waiver effected in accordance with this Section 11.14 shall be binding on each Investor and its successors and assigns. No delay or failure on the part of a Party in the exercise of any right under this Agreement or available at law or equity will be construed as a waiver of such right, nor will any single or partial exercise thereof preclude any other exercise thereof

11.15 Severability. If any provision (or portion thereof) of this Agreement is determined by a court or arbitration to be unenforceable as drafted by virtue of the scope, duration, extent, or character of any obligation contained herein, it is the Parties’ intention that such provision (or portion thereof) will be construed in a manner designed to effectuate the purposes of such provision to the maximum extent enforceable under such Applicable Law. The Parties will enter into whatever amendment to this Agreement as may be necessary to effectuate such purposes.

11.16 Entire Agreement. This Agreement, including all Exhibits hereto, contains the entire understanding of the Parties and supersedes, revokes, terminates, and cancels any and all other arrangements, understandings, agreements, term sheets, or representations and warranties, whether oral or written, between the Parties relating to the subject matter of this Agreement.

11.17 Counterparts. This Agreement will be executed in counterparts, which, taken together, will constitute one and the same agreement.

11.18 Construction. This Agreement has been negotiated by the Parties and their respective counsel. This Agreement will not be construed in favor of or against any Party by reason of the authorship of any provisions hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties, intending to be legally bound hereby, have caused this Agreement to be executed in duplicate by their duly authorized representatives as of the Agreement Effective Date.

STEALTH BIOTHERAPEUTICS CORP.

By:	/s/ Irene McCarthy
Name: Irene McCarthy
Title: CEO

Date:	October 30, 2020

SIGNATURE PAGE TO THE DEVELOPMENT FUNDING AGREEMENT

IN WITNESS WHEREOF, the Parties, intending to be legally bound hereby, have caused this Agreement to be executed in duplicate by their duly authorized representatives as of the Agreement Effective Date.

MORNINGSIDE VENTURE (I) INVESTMENTS LIMITED

By:	/s/ Jill Marie Franklin
Name: Jill Marie Franklin
Title: Authorized Signatures

By:	/s/ Anne Elizabeth Richard
Name: Anne Elizabeth Richard
Title: Authorized Signatures

Date:	October 30, 2020

SIGNATURE PAGE TO THE DEVELOPMENT FUNDING AGREEMENT

SCHEDULE 1

INVESTOR COMMITMENT AMOUNT AND CONTACT INFORMATION

Investor and Contact Information	Tranche 1 Payment	Tranche 2 Payment	Tranche 3 Payment	Additional Fundings	Total Committed Amount
Morningside Venture (I) Investments Limited Attn: Frances Richard 2nd Floor Le Prince de Galles 3-5 Avenue des Citronniers MC 98000, Monaco T: 011-377-97-97-47-37 F: 011-377-97-97-47-30 admin@thc-mgt.mc	$20,000,000	$10,000,000	$5,000,000	—	$35,000,000
Total	$20,000,000	$10,000,000	$5,000,000	—	$35,000,000

SCHEDULE 2

SUCCESS PAYMENT SCHEDULE

Success Payment Schedule	Upon Approval	1st Anniversay of Approval	2nd Anniversary of Approval	3rd Anniversary of Approval	4th Anniversary of Approval	5th Anniversary of Approval	6th Anniversary of Approval	7th Anniversary of Approval	Total Success Payments
First Orphan Approval	$2,000,000	$4,000,000	$8,000,000	$12,000,000	$18,000,000	$24,000,000	$32,000,000	$60,000,000	$160,000,000
Second Approval	$2,000,000	$6,000,000	$12,000,000	$15,000,000	$18,000,000	$25,000,000	$35,000,000	$60,000,000	$173,000,000
First Common Approval	$10,000,000	$15,000,000	$25,000,000	$40,000,000	$50,000,000	$65,000,000	$85,000,000	$100,000,000	$390,000,000

EXHIBIT A

FORM OF WARRANT

Exhibit 10.2

THIS WARRANT AND THE ORDINARY SHARES ISSUED UPON ITS EXERCISE ARE SUBJECT TO THE RESTRICTIONS ON TRANSFER SET FORTH IN SECTION 5 OF THIS WARRANT

Warrant No. 2020-1	Number of Shares: 46,153,846 (subject to adjustment)
Date of Issuance: October 30, 2020

STEALTH BIOTHERAPEUTICS CORP

Ordinary Share Purchase Warrant

(Void after October 30, 2023)

STEALTH BIOTHERAPEUTICS CORP, an exempted company incorporated in the Cayman Islands with company number 165223 (the “Company”), for value received, hereby certifies that MORNINGSIDE VENTURE (I) INVESTMENTS LIMITED, a company organized and existing under the laws of the British Virgin Islands, or its registered assigns (the “Registered Holder”), is entitled, subject to the terms and conditions set forth below, to purchase from the Company, at any time or from time to time on or after the date of issuance and on or before 5:00 p.m. (Boston time) on October 30, 2023. Ordinary Shares, each with a nominal or par value of US$0.0003, of the Company (“Ordinary Shares”), at a purchase price of $0.13 per share. The shares purchasable upon exercise of this Warrant, and the purchase price per share, each as adjusted from time to time pursuant to the provisions of this Warrant, are hereinafter referred to as the “Warrant Shares” and the “Purchase Price,” respectively.

1. Exercise.

(a) Exercise for Cash. The Registered Holder may, at its option, elect to exercise this Warrant, in whole or in part and at any time or from time to time, by surrendering this Warrant, with the purchase form appended hereto as Exhibit I duly executed by or on behalf of the Registered Holder, at the principal office of the Company, or at such other office or agency as the Company may designate, accompanied by payment in full, in lawful money of the United States, of the Purchase Price payable in respect of the number of Warrant Shares purchased upon such exercise.

(b) Cashless Exercise.

(i) The Registered Holder may, at its option, elect to exercise this Warrant, in whole or in part and at any time or from time to time, on a cashless basis, by surrendering this Warrant, with the purchase form appended hereto as Exhibit I duly executed by or on behalf of the Registered Holder, at the principal office of the Company, or at such other office or agency as the Company may designate, by canceling a portion of this Warrant in payment of the Purchase Price payable in respect of the number of Warrant Shares purchased upon such exercise. In the event of an exercise pursuant to this subsection 1(b), the number of Warrant Shares issued to the Registered Holder shall be determined according to the following formula:

X = Y(A-B)

                    A

Where: X =	the number of Warrant Shares that shall be issued to the Registered Holder;

Y =	the number of Warrant Shares for which this Warrant is being exercised (which shall include both the number of Warrant Shares issued to the Registered Holder and the number of Warrant Shares subject to the portion of the Warrant being cancelled in payment of the Purchase Price);

A =	the Fair Market Value (as defined below) of one Ordinary Share; and

B =	the Purchase Price then in effect.

(ii) The Fair Market Value per Ordinary Share shall be determined as follows:

(1) If the Ordinary Shares are listed on a national securities exchange or another nationally recognized trading system as of the Exercise Date, the Fair Market Value per Ordinary Share shall be deemed to be the average of the high and low reported sale prices per Ordinary Share thereon on the trading day immediately preceding the Exercise Date.

(2) If the Ordinary Shares are not listed on a national securities exchange or another nationally recognized trading system as of the Exercise Date, the Fair Market Value per Ordinary Share shall be deemed to be the amount most recently determined by the Board of Directors of the Company (the “Board”) to represent the fair market value per Ordinary Share (including without limitation a determination for purposes of granting Ordinary Shares options or issuing Ordinary Shares under any plan, agreement or arrangement with employees of the Company); and, upon request of the Registered Holder, the Board (or a representative thereof) shall, as promptly as reasonably practicable but in any event not later than 10 days after such request, notify the Registered Holder of the Fair Market Value per Ordinary Share and furnish the Registered Holder with reasonable documentation of the Board’s determination of such Fair Market Value. Notwithstanding the foregoing, if the Board has not made such a determination within the three-month period prior to the Exercise Date, then (A) the Board shall make, and shall provide or cause to be provided to the Registered Holder notice of, a determination of the Fair Market Value per Ordinary Share within 15 days of a request by the Registered Holder that it do so, and (B) the exercise of this Warrant pursuant to this subsection 1(b) shall be delayed until such determination is made and notice thereof is provided to the Registered Holder.

(c) Exercise Date. Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant shall have been surrendered to the Company as provided in subsection 1(a) or 1(b) above (the “Exercise Date”). At such time, the person or persons in whose name or names any certificates for Warrant Shares shall be issuable upon such exercise as provided in subsection 1(d) below shall be deemed to have become the holder or holders of record of the Warrant Shares represented by such certificates.

(d) Company Actions Upon Exercise. As soon as practicable after the exercise of this Warrant in whole or in part, and in any event within 10 days thereafter, the Company, at its expense, will:

(i) cause the Register of Members of the Company to be updated to reflect the issuance of the Ordinary Shares so issued to the Registered Holder and provide the Holder a certified copy of an extract of the register of members reflecting the Ordinary Shares so issued;

(ii) pay, in lieu of any fractional share to which the Registered Holder would otherwise be entitled, cash in an amount determined pursuant to Section 3 hereof; and

(iii) in case such exercise is in part only, issue a new warrant or warrants (dated the date hereof) of like tenor, calling in the aggregate on the face or faces thereof for the number of Warrant Shares equal (without giving effect to any adjustment therein) to the number of such shares called for on the face of this Warrant minus the number of Warrant Shares for which this Warrant was so exercised (which, in the case of an exercise pursuant to subsection 1(b), shall include both the number of Warrant Shares issued to the Registered Holder pursuant to such partial exercise and the number of Warrant Shares subject to the portion of the Warrant being cancelled in payment of the Purchase Price).

2. Adjustments.

(a) Adjustment for Share Splits and Combinations. If the Company shall at any time or from time to time after the date on which this Warrant was first issued (or, if this Warrant was issued upon partial exercise of, or in replacement of, another warrant of like tenor, then the date on which such original warrant was first issued) (either such date being referred to as the “Original Issue Date”) effect a subdivision of the outstanding Ordinary Shares, the Purchase Price then in effect immediately before that subdivision shall be proportionately decreased. If the Company shall at any time or from time to time after the Original Issue Date combine the outstanding Ordinary Shares, the Purchase Price then in effect immediately before the combination shall be proportionately increased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

(b) Adjustment for Certain Dividends and Distributions. In the event the Company at any time, or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Ordinary Shares entitled to receive, a dividend or other distribution payable in additional Ordinary Shares, then and in each such event the Purchase Price then in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Purchase Price then in effect by a fraction:

(1) the numerator of which shall be the total number of Ordinary Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of Ordinary Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of Ordinary Shares issued in payment of such dividend or distribution;

provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Purchase Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Purchase Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions.

(c) Adjustment in Number of Warrant Shares. When any adjustment is required to be made in the Purchase Price pursuant to subsections 2(a) or 2(b), the number of Warrant Shares purchasable upon the exercise of this Warrant shall be changed to the number determined by dividing (i) an amount equal to the number of shares issuable upon the exercise of this Warrant immediately prior to such adjustment, multiplied by the Purchase Price in effect immediately prior to such adjustment, by (ii) the Purchase Price in effect immediately after such adjustment.

(d) Adjustments for Other Dividends and Distributions. In the event the Company at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Ordinary Shares entitled to receive, a dividend or other distribution payable in securities of the Company (other than Ordinary Shares) or in cash or other property (other than regular cash dividends paid out of earnings or earned surplus, determined in accordance with generally accepted accounting principles), then and in each such event provision shall be made so that the Registered Holder shall receive upon exercise hereof, in addition to the number of Ordinary Shares issued hereunder, the kind and amount of securities of the Company, cash or other property which the Registered Holder would have been entitled to receive had this Warrant been exercised on the date of such event and had the Registered Holder thereafter, during the period from the date of such event to and including the Exercise Date, retained any such securities receivable during such period, giving application to all adjustments called for during such period under this Section 2 with respect to the rights of the Registered Holder.

(e) Adjustment for Reorganization. If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Company in which the Ordinary Shares are converted into or exchanged for securities, cash or other property (other than a transaction covered by subsections 2(a), 2(b) or 2(d)) (collectively, a “Reorganization”), then, following such Reorganization, the Registered Holder shall receive upon exercise hereof the kind and amount of securities, cash or other property which the Registered Holder would have been entitled to receive pursuant to such Reorganization if such exercise had taken place immediately prior to such Reorganization. In any such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions set forth herein with respect to the rights and interests thereafter of the Registered Holder, to the end that the provisions set forth in this Section 2 (including provisions with respect to changes in and other adjustments of the Purchase Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities, cash or other property thereafter deliverable upon the exercise of this Warrant.

(f) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Purchase Price pursuant to this Section 2, the Company at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Registered Holder a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property for which this Warrant shall be exercisable and the Purchase Price) and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, as promptly as reasonably practicable after the written request at any time of the Registered Holder (but in any event not later than 10 days thereafter), furnish or cause to be furnished to the Registered Holder a certificate setting forth (i) the Purchase Price then in effect and (ii) the number of Ordinary Shares and the amount, if any, of other securities, cash or property which then would be received upon the exercise of this Warrant.

3. Fractional Shares. The Company shall not be required upon the exercise of this Warrant to issue any fractional shares, but shall pay the value thereof to the Registered Holder in cash on the basis of the Fair Market Value per Ordinary Share, as determined pursuant to subsection 1(b)(ii) above.

4. Investment Representations. The initial Registered Holder represents and warrants to the Company as follows:

(a) Investment. It is acquiring the Warrant, and (if and when it exercises this Warrant) it will acquire the Warrant Shares, for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same; and the Registered Holder has no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the disposition thereof.

(b) Accredited Investor. The Registered Holder is an “accredited investor” as defined in Rule 501(a) under the Securities Act of 1933, as amended (the “Act”).

(c) Experience. The Registered Holder has made such inquiry concerning the Company and its business and personnel as it has deemed appropriate; and the Registered Holder has sufficient knowledge and experience in finance and business that it is capable of evaluating the risks and merits of its investment in the Company.

5. Transfers, etc.

(a) This Warrant and the Warrant Shares shall not be sold or transferred unless either (i) they first shall have been registered under the Act, or (ii) the Company first shall have been furnished with an opinion of legal counsel, reasonably satisfactory to the Company, to the effect that such sale or transfer is exempt from the registration requirements of the Act. Notwithstanding the foregoing, no registration or opinion of counsel shall be required for (i) a transfer by a Registered Holder which is an entity to a wholly owned subsidiary of such entity, a transfer by a Registered Holder which is a partnership to a partner of such partnership or a retired partner of such partnership or to the estate of any such partner or retired partner, or a transfer by a Registered Holder which is a limited liability company to a member of such limited liability company or a retired member or to the estate of any such member or retired member, provided that the transferee in each case agrees in writing to be subject to the terms of this Section 5, or (ii) a transfer made in accordance with Rule 144 under the Act.

(b) Each certificate representing Warrant Shares shall bear a legend substantially in the following form:

“The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be offered, sold or otherwise transferred, pledged or hypothecated unless and until such securities are registered under such Act or an opinion of counsel satisfactory to the Company is obtained to the effect that such registration is not required.”

The foregoing legend shall be removed from the certificates representing any Warrant Shares, at the request of the holder thereof, at such time as (i) a period of at least one year, as determined in accordance with paragraph (d) of Rule 144 under the Act, has elapsed since the later of the date the Warrant Shares were acquired from the Company or an affiliate of the Company, or (ii) the Warrant Shares become eligible for resale pursuant to Rule 144(b)(1)(i) under the Act.

(c) The Company will maintain a register containing the name and address of the Registered Holder of this Warrant. The Registered Holder may change its address as shown on the warrant register by written notice to the Company requesting such change.

(d) Subject to the provisions of Section 5 hereof, this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant with a properly executed assignment (in the form of Exhibit II hereto) at the principal office of the Company (or, if another office or agency has been designated by the Company for such purpose, then at such other office or agency).

6. Notices of Record Date, etc. In the event:

(a) the Company shall take a record of the holders of its Ordinary Shares (or other shares or securities at the time deliverable upon the exercise of this Warrant) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of any class or any other securities, or to receive any other right; or

(b) of any capital reorganization of the Company, any reclassification of the Ordinary Shares of the Company, any consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the surviving entity and its Ordinary Shares are not converted into or exchanged for any other securities or property), or any transfer of all or substantially all of the assets of the Company; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Company, then, and in each such case, the Company will send or cause to be sent to the Registered Holder a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Ordinary Shares (or such other shares or securities at the time deliverable upon the exercise of this Warrant) shall be entitled to exchange their Ordinary Shares (or such other shares or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

7. Reservation of Shares. The Company will at all times reserve and keep available, solely for issuance and delivery upon the exercise of this Warrant, such number of Warrant Shares and other securities, cash and/or property, as from time to time shall be issuable upon the exercise of this Warrant.

8. Exchange or Replacement of Warrants.

(a) Upon the surrender by the Registered Holder, properly endorsed, to the Company at the principal office of the Company, the Company will, subject to the provisions of Section 5 hereof, issue and deliver to or upon the order of the Registered Holder, at the Company’s expense, a new Warrant or Warrants of like tenor, in the name of the Registered Holder or as the Registered Holder (upon payment by the Registered Holder of any applicable transfer taxes) may direct, calling in the aggregate on the face or faces thereof for the number of Ordinary Shares (or other securities, cash and/or property) then issuable upon exercise of this Warrant.

(b) Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and (in the case of loss, theft or destruction) upon delivery of an indemnity agreement (with surety if reasonably required) in an amount reasonably satisfactory to the Company, or (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will issue, in lieu thereof, a new Warrant of like tenor.

9. Notices. All notices and other communications from the Company to the Registered Holder in connection herewith shall be mailed by certified or registered mail, postage prepaid, or sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, to the address last furnished to the Company in writing by the Registered Holder. All notices and other communications from the Registered Holder to the Company in connection herewith shall be mailed by certified or registered mail, postage prepaid, or sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, to the Company at its principal office set forth below. If the Company should at any time change the location of its principal office to a place other than as set forth below, it shall give prompt written notice to the Registered Holder and thereafter all references in this Warrant to the location of its principal office at the particular time shall be as so specified in such notice. All such notices and communications shall be deemed delivered (i) two business days after being sent by certified or registered mail, return receipt requested, postage prepaid, or (ii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery.

10. No Rights as Shareholder. Until the exercise of this Warrant, the Registered Holder shall not have or exercise any rights by virtue hereof as a shareholder of the Company. Notwithstanding the foregoing, in the event (i) the Company effects a split of the Ordinary Shares by means of a share dividend and the Purchase Price of and the number of Warrant Shares are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), and (ii) the Registered Holder exercises this Warrant between the record date and the distribution date for such share dividend, the Registered Holder shall be entitled to receive, on the distribution date, the share dividend with respect to the Ordinary Shares acquired upon such exercise, notwithstanding the fact that such shares were not outstanding as of the close of business on the record date for such share dividend.

11. Amendment or Waiver. Any term of this Warrant may be amended or waived only by an instrument in writing signed by the Company and the Registered Holder. No waivers of any term, condition or provision of this Warrant, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

12. Section Headings. The section headings in this Warrant are for the convenience of the parties and in no way alter, modify, amend, limit or restrict the contractual obligations of the parties.

13. Governing Law. This Warrant will be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts (without reference to the conflicts of law provisions thereof).

14. Facsimile Signatures. This Warrant may be executed by facsimile signature.

EXECUTED as of the Date of Issuance indicated above.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene McCarthy
Name: Irene McCarthy
Title: CEO

AGREED AND ACKNOWLEDGED:

MORNINGSIDE VENTURE (I) INVESTMENTS LIMITED

By:	/s/ Jill Marie Franklin
Name: Jill Marie Franklin
Title: Authorized Signature

By:	/s/ Anne Elizabeth Richard
Name: Anne Elizabeth Richard
Title: Authorized Signature

EXHIBIT I

PURCHASE FORM

To:_________________	Dated:____________

The undersigned, pursuant to the provisions set forth in the attached Warrant (No. ___), hereby elects to purchase (check applicable box):

☐ ____ shares of the Ordinary Shares of STEALTH BIOTHERAPEUTICS CORP covered by such Warrant; or

☐ the maximum number of Ordinary Shares covered by such Warrant pursuant to the cashless exercise procedure set forth in subsection 1(b).

The undersigned herewith makes payment of the full purchase price for such shares at the price per share provided for in such Warrant. Such payment takes the form of (check applicable box or boxes):

☐ $______ in lawful money of the United States; and/or

☐ the cancellation of such portion of the attached Warrant as is exercisable for a total of _____ Warrant Shares (using a Fair Market Value of $_____ per share for purposes of this calculation) ; and/or

☐ the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in subsection 1(b), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 1(b).

Signature:

Address:

EXHIBIT II

ASSIGNMENT FORM

FOR VALUE RECEIVED, ________________________________________ hereby sells, assigns and transfers all of the rights of the undersigned under the attached Warrant (No. ____) with respect to the number of Ordinary Shares of STEALTH BIOTHERAPEUTICS CORP covered thereby set forth below, unto:

Name of Assignee	Address	No. of Shares

Dated:	Signature:

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Earnings Release

On November 5, 2020, Stealth BioTherapeutics Corp (the “Company”) issued a press release announcing its unaudited financial results for the three months ended September 30, 2020 and operational progress. The press release issued by the Company in connection therewith is attached hereto as Exhibit 99.1 The information in this Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor shall be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

1

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release issued by the Company on November 5, 2020

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date: November 5, 2020

3

Exhibit 99.1

STEALTH BIOTHERAPEUTICS REPORTS

THIRD QUARTER 2020 FINANCIAL RESULTS AND RECENT BUSINESS HIGHLIGHTS

Secured a development funding agreement related to elamipretide

Phase 2b dry AMD study enrollment completion targeted by year-end

Barth NDA preparation underway

SBT-272 shows promise in additional neurological preclinical disease models

Management to host conference call today at 8:30am ET

BOSTON – November 5, 2020 – Stealth BioTherapeutics Corp (Nasdaq: MITO), a clinical-stage biotechnology company focused on the discovery, development and commercialization of novel therapies for diseases involving mitochondrial dysfunction, today reported financial results for the third quarter ended September 30, 2020 and provided a corporate update.

“As we move into the fourth quarter, we are proud that our team has stayed focused, execution-oriented, excited about our platform potential, and dedicated to the patients we serve during what has been a challenging year,” said Reenie McCarthy, chief executive officer of Stealth. “We have learned important lessons that both inform our future development of elamipretide for diseases of mitochondrial dysfunction and stoke our enthusiasm in our deep pipeline of mitochondrial therapeutics. We are thrilled that with Morningside’s continued financial support under our recently announced development funding agreement, we are well-positioned to progress our first-in-class development efforts in 2021.”

Third Quarter 2020 Program Highlights

Geographic atrophy. The ReCLAIM-2 Phase 2b clinical trial in patients with geographic atrophy associated with dry age-related macular degeneration is approximately 90% enrolled, with complete enrollment targeted for year-end 2020. Several additional trial sites have been added, and the Company has implemented best practices measures, including availability of night and weekend visits and visiting nurses, to alleviate COVID-19 related challenges. The Company is closely monitoring any COVID-19 related discontinuations in light of increased reported incidence in the United States and may elect to upsize target enrollment if discontinuations increase during the fourth quarter. If enrollment is increased, completion of enrollment could extend into the first quarter of 2021.

Barth syndrome. More than 4,250 members of the Barth syndrome community have signed a petition asking the FDA and the Company to work together to provide Barth syndrome patients access to elamipretide, and for the FDA to review and approve a New Drug Application (NDA) for elamipretide to treat this ultra-rare disease. In their petition, patients expressed serious concern regarding delays anticipated by the FDA’s July 2020 Type C written response recommending that the Company conduct additional controlled clinical trials prior to NDA submission. In response, the Company has reiterated its commitment to the Barth community and its plan to submit its NDA by year-end.

Following FDA’s July 2020 recommendation, the Company also plans to submit a protocol for a randomized withdrawal study of the patients remaining on open-label extension. While the Company believes that a post-approval, long-term cardiac outcome trial would be most appropriate to provide confirmatory evidence of efficacy in this ultra-rare disease, the randomized withdrawal trial remains a near-term potential approach to address FDA feedback.

Data from SPIBA-001, the Company’s pivotal Phase 3 natural history control trial, and SPIBA-201, the Company’s Phase 2/3 double-blind placebo-controlled crossover trial and open label extension, were presented at the Barth Syndrome Foundation’s July 2020 Symposium and the American Society of Genetics in Medicine (ASGM) in October. These data showed that long-term treatment with elamipretide resulted in statistically significant improvements from baseline (with respect to SPIBA-201) and compared to natural history controls (with respect to SPIBA-001) in cardiac function, metabolic function, skeletal muscle function, and patient and clinician reported outcomes. Echocardiographic assessments suggest that prolonged treatment with elamipretide may lead to cardiac reverse remodeling. Data from SPIBA-201 were published in Genetics in Medicine in October 2020.

SBT-272. In a Phase 1 clinical trial, orally administered SBT-272 showed a favorable safety profile in healthy human volunteers. With these encouraging results, the Company is assessing drug exposure to inform decisions regarding oral formulation and utility of exploring subcutaneous dosing. Long term toxicology studies are expected to be conducted in 2021 to enable progression into Phase 2 trials.

As previously reported, the Company has been evaluating SBT-272 in neurological disease preclinical models due to its improved blood brain barrier penetration and higher concentrations in the central nervous system relative to elamipretide. Data presented at the 2020 Annual NEALS Meeting in October demonstrated that SBT-272 improved neurite length and branching in mutant TDP43 primary upper motor neurons. TDP43 pathology has been observed in multiple neurodegenerative diseases, including ALS, Frontotemporal Lobar Degeneration (FTLD), Lewy Body Dementia (LBD), Progressive Supranuclear Palsy (PSP), and Alzheimer’s Disease, and is believed to play a role in neuronal cell death.

Third Quarter 2020 and Recent Financial Highlights

Development Funding Agreement. In November 2020, the Company announced the first closing under a Development Funding Agreement to support the clinical development of elamipretide. Under the terms of the agreement, Stealth has received an upfront $20 million from Morningside Venture (I) Investments Ltd., and expects to receive up to an additional $15 million upon achievement of near-term clinical and regulatory milestones associated with its geographic atrophy and Barth programs. Additional investors may contribute up to an additional $35 million in funding commitments at subsequent closings. The agreement also contemplates up to an additional $35 million in funding upon mutual agreement of the parties. Stealth is obligated to make milestone payments following certain regulatory approvals, with most payments due in the 5th through 7th year following regulatory approval. No approval payments are owed should regulatory approval not be achieved for elamipretide in the indications currently under or planned for near-term development.

Amended Term Loan Facility with Hercules Capital, Inc. In July 2020, the Company amended its Term Loan Facility with Hercules Capital, Inc. to defer principal payment until March 1, 2021.

Key Upcoming Milestones

Barth syndrome: Submission of clinical protocols to generate post-approval-controlled data and potential NDA submission anticipated by year-end 2020.

Geographic atrophy: Completion of enrollment of Phase 2 clinical trial in dry AMD targeted for year-end 2020. Data expected in early 2022.

Friedreich’s ataxia: Phase 2a investigator-initiated open-label clinical trial assessing elamipretide in a cohort of patients affected by visual decline and/or cardiomyopathy associated with Friedreich’s ataxia expected to commence in early 2021. The Company anticipates that data from this trial will help inform pivotal trial design.

Duchenne cardiomyopathy: Initiation of a pivotal trial in patients with cardiomyopathy associated with Duchenne muscular dystrophy targeted for the second half of 2021, subject to discussions with FDA, continued planning efforts, and financing plans.

Replisome-related mitochondrial myopathies: Initiation of a pivotal trial in the prespecified subgroup of patients that responded to elamipretide therapy in the Company’s Phase 3 trial in primary mitochondrial myopathy targeted for the second half of 2021, subject to discussions with FDA, continued planning efforts, and financing plans.

SBT-272: Results from a study of SBT-272 in a model of α-synucleinopathy, a disease pathology associated with Parkinson’s disease (PD), LBD, and multiple system atrophy (MSA), will be presented at an upcoming conference.

SBT-550: Initiation of IND-enabling studies for neurology candidates within SBT-550 series expected in 2021.

Financial Results for the Three Months Ended September 30, 2020

Cash Position:

Cash and cash equivalents were $19.9 million at September 30, 2020, compared to $50.8 million at December 31, 2019. The Company received an additional $20.0 million in October 2020 upon execution of the Development Funding Agreement with Morningside Venture (I) Investments Limited.

Research and Development (R&D) Expenses:

R&D expenses were $6.2 million for the three months ended September 30, 2020, compared to $9.8 million for the same period in 2019. The decrease was primarily due to a $3.2 million net decrease in employee and consultant related costs attributable to the strategic repositioning implemented in the first quarter of 2020, a $0.7 million decrease in contract manufacturing, and a $0.5 million decrease in preclinical costs. These decreased costs were offset in part by a $0.8 million net increase in clinical trial costs due to timing of trials.

General and Administrative (G&A) Expenses:

G&A expenses were $4.7 million for the three months ended September 30, 2020, compared to $6.3 million for the same period in 2019. The decrease in administrative expenses was attributed to a decrease of $1.2 million in pre-commercial activities and a $0.8 million net decrease in employee and consultant related costs, both primarily attributable to the strategic repositioning implemented in Q1 2020, offset in part by a $0.4 million increase in professional services and activities attributable to the cost of various financing transactions and increased cost of insurance.

Other Expense, Net:

Other expense was $0.3 million for the three months ended September 30, 2020, compared to $0.4 million for the same period in 2019. The decrease in other expense is primarily attributed to a $0.3 million decrease in interest expense offset in part by a $0.2 million decrease in interest income.

Net Loss:

Net loss was $11.2 million, or $0.02 basic and diluted net loss per ordinary share, for the three months ended September 30, 2020, as compared to $16.5 million, or $0.04 basic and diluted net loss per ordinary share, for the same period in 2019. The decreased loss was primarily attributable to a decrease in operating costs of $5.2 million and a net decrease in other expenses of $0.1 million.

Conference Call

Management will host a conference call today at 8:30 am ET to discuss the financial results and provide a general business update. The call can be accessed by dialing (877) 407-0989 or (201) 389-0921 (international) and referencing conference ID 13710878 . A live audio webcast of the event can be accessed by visiting the Investors & News section of Stealth’s Investor website, https://investor.stealthbt.com/. A replay of the webcast will be archived on Stealth’s website for 30 days following the event.

About Stealth

We are a clinical-stage biotechnology company focused on the discovery, development, and commercialization of novel therapies for diseases involving mitochondrial dysfunction. Mitochondria, found in nearly every cell in the body, are the body’s main source of energy production and are critical for normal organ function. Dysfunctional mitochondria characterize a number of rare genetic diseases and are involved in many common age-related diseases, typically involving organ systems with high energy demands such as the heart, the eye, and the brain. We believe our lead product candidate, elamipretide, has the potential to treat both rare metabolic cardiomyopathies, such as Barth, Duchenne muscular dystrophy and Friedreich’s ataxia, rare mitochondrial diseases entailing nuclear DNA mutations, such as POLG-related disorders, as well as ophthalmic diseases entailing mitochondrial dysfunction, such as dry age-related macular degeneration and Leber’s hereditary optic neuropathy. We are evaluating our second-generation clinical-stage candidate, SBT-272, and our new series of small molecules, SBT-550, for rare neurological disease indications following promising preclinical data. We have optimized our discovery platform to identify novel mitochondria-targeted compounds which may be nominated as therapeutic product candidates or utilized as scaffolds to deliver other compounds to mitochondria.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those regarding Stealth BioTherapeutics’ plans, strategies and expectations for its preclinical and clinical advancement of its drug development programs, including its ongoing clinical trials of elamipretide and planned clinical trial of SBT-272; its plans for the potential submission of an NDA; expectations regarding regulatory interactions and funding for its plans to initiate additional clinical trials; the potential benefits of Stealth BioTherapeutics’ product candidates; its key milestones for 2020 and 2021; its plans regarding future data presentations; and its financial guidance regarding the period in which it will have capital available to fund its operations. Statements that are not historical facts, including statements about Stealth BioTherapeutics’ beliefs, plans and expectations, are forward-looking statements. The words “anticipate,” “expect,” “hope,” “plan,” “potential,” “possible,” “will,” “believe,” “estimate,” “intend,” “may,” “predict,” “project,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Stealth BioTherapeutics may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements as a result of known and unknown risks, uncertainties and other important factors, including: Stealth BioTherapeutics’ ability to obtain additional funding and to continue as a going concern; the impact of the COVID-19 pandemic; the ability to successfully demonstrate the efficacy and safety of Stealth BioTherapeutics’ product candidates and future product candidates; the preclinical and clinical results for Stealth BioTherapeutics’ product candidates, which may not support further development and marketing approval; the potential advantages of Stealth BioTherapeutics’ product candidates; the content and timing of decisions made by the U.S. FDA, the EMA or other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies, which may affect the initiation, timing and progress of preclinical studies and clinical trials of Stealth BioTherapeutics product candidates; Stealth BioTherapeutics’ ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials; unplanned cash requirements and expenditures; competitive factors; Stealth BioTherapeutics’ ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates it is developing; and general economic and market conditions. These and other risks are described in greater detail under the caption “Risk Factors” included in the Stealth BioTherapeutics’ most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”), as well as in any future filings with the SEC. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, Stealth BioTherapeutics does not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Investor Relations

Stern Investor Relations

Janhavi Mohite, 212-362-1200

IR@StealthBT.com

STEALTH BIOTHERAPEUTICS CORP

Condensed Consolidated Statements of Operations

(in thousands, except share and per share data)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Operating expenses:
Research and development	$6,211	$9,820	$23,463	$33,514
General and administrative	4,671	6,269	14,374	16,490

Total operating expenses	10,882	16,089	37,837	50,004

Loss from operations	(10,882)	(16,089)	(37,837)	(50,004)

Other income (expense):
Loss on extinguishment of debt	—	—	—	(22,700)
Change in fair value of derivative liability	—	—	—	2,782
Change in fair value of warrant liability	—	—	—	(300)
Interest income	2	223	139	773
Interest expense and other	(330)	(664)	(1,421)	(6,009)

Total other expense	(328)	(441)	(1,282)	(25,454)

Net loss attributable to ordinary shareholders	$(11,210)	$(16,530)	$(39,119)	$(75,458)

Net loss per share attributable to ordinary shareholders — basic and diluted	$(0.02)	$(0.04)	$(0.07)	$(0.21)

Weighted average ordinary shares used in net loss per share attributable to ordinary shareholders — basic and diluted	596,900,696	420,399,807	536,558,283	355,634,626

STEALTH BIOTHERAPEUTICS CORP

Condensed Consolidated Balance Sheets

(in thousands)

(unaudited)

	September 30,	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents (a)	$19,893	$50,768
Prepaid expenses and other current assets	1,759	1,630

Total current assets	21,652	52,398

Property and equipment, net	169	345
Deferred financing costs and other assets	704	—

Total assets	$22,525	$52,743

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$3,452	$9,520
Accrued expenses and other current liabilities	6,406	8,495
Accrued interest payable	1,411	1,219
Current portion of long-term debt	8,982	14,716

Total current liabilities	20,251	33,950

Long-term debt, less current portion	—	1,526

Total liabilities	20,251	35,476

Total shareholders’ equity	2,274	17,267

Total liabilities and shareholders’ equity	$22,525	$52,743

(a)	An additional $20.0 million was received in October 2020, pursuant to a Development Funding Agreement with Morningside Venture (I) Investments Limited.